Filed Pursuant to Rule 424(b)(3)
Registration No. 333-217223

PROSPECTUS SUPPLEMENT NO. 3 NOVEMBER 20, 2017
GRIFFIN CAPITAL ESSENTIAL ASSET REIT II

SUPPLEMENT NO. 3 DATED NOVEMBER 20, 2017
TO THE PROSPECTUS DATED SEPTEMBER 20, 2017
This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Essential Asset REIT II, Inc. dated September 20, 2017, Supplement No. 1 dated October 10, 2017 and Supplement No. 2 dated November 6, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
This supplement includes the following information:

•	status of our offering;

•	revision to "Risk Factors";

•	selected financial information;

•
updated "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of our prospectus to include information for the three and nine months ended September 30, 2017, which includes the components of our net asset value (“NAV”) calculation as of September 30, 2017;

•	revision to "Description of Shares"; and

•	unaudited consolidated financial statements as of and for the three and nine months ended September 30, 2017.
Status of Our Offering
We commenced our follow-on public offering of up to $2.2 billion in shares of common stock on September 20, 2017, of which up to $2.0 billion in shares will be issued pursuant to our primary offering and up to $0.2 billion in shares will be issued pursuant to our distribution reinvestment plan (“DRP”).
As of November 15, 2017, we had raised gross proceeds of approximately $2.5 million from the sale of approximately 0.3 million shares in our follow-on offering, including proceeds from our DRP.  As of November 15, 2017, approximately $2.0 billion in shares remained available for sale pursuant to our follow-on offering, including shares available for sale through our DRP.
Revision to “Risk Factors”
The following risk factor is hereby added to the end of the “Risk Factors - Risks Related to this Offering and an Investment in Griffin Capital Essential Asset REIT II, Inc.” section of our prospectus:
We disclose funds from operations and modified funds from operations, each a non-GAAP financial measure, in communications with investors, including documents filed with the SEC; however, funds from operations and modified funds from operations are not equivalent to our net income or loss or cash flow from operations as determined under GAAP, and stockholders should consider GAAP measures to be more relevant to our operating performance.
We use and we disclose to investors, funds from operations, or “FFO,” and modified funds from operations, or “MFFO,” which are non-GAAP financial measures. FFO and MFFO are not equivalent to our net income or loss or cash flow from operations as determined in accordance with GAAP, and investors should consider GAAP measures to be more relevant in evaluating our operating performance and ability to pay distributions. FFO and MFFO and GAAP net income differ because FFO and MFFO exclude gains or losses from sales of property and asset impairment write-downs, and add back depreciation and amortization and adjustments for unconsolidated partnerships and joint ventures. MFFO further excludes acquisition-related expenses, amortization of above- and below-market leases, fair value adjustments of derivative financial instruments, deferred rent receivables and the adjustments of such items related to non-controlling interests.
Because of these differences, FFO and MFFO may not be accurate indicators of our operating performance, especially during periods in which we are acquiring properties. In addition, FFO and MFFO are not indicative of cash flow available to fund cash needs and investors should not consider FFO and MFFO as alternatives to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to pay distributions to our stockholders.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO and MFFO. Also, because not all companies calculate FFO and MFFO the same way, comparisons with other companies may not be meaningful.
Selected Financial Data
The following selected financial and operating information should be read in conjunction with our historical financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (a) for the year ended December 31, 2016, which are included in our Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference into the prospectus and (b) for the nine months ended September 30, 2017, which are included in this supplement (in thousands, except per share amounts).

	As of September 30,		As of December 31,
	2017	2016	2016	2015	2014
Balance Sheet Data
Total assets	$1,199,865	$819,492	$1,184,475	$536,720	$10,588
Total liabilities	$599,084	$316,692	$613,090	$307,213	$1,057
Common stock subject to redemption	$29,120	$13,174	$16,930	$4,566	$51
Total stockholders’ equity	$571,582	$489,540	$554,371	$224,844	$9,341
Total equity	$571,661	$489,626	$554,455	$224,941	$9,480
	Nine Months Ended September 30,		Year Ended December 31,
Operating Data	2017	2016	2016	2015	2014
Total Revenue	$79,882	$42,166	$62,812	$25,149	$—
Income (loss) before other income and (expenses)	$20,768	$454	$4,265	$(11,655)	$(439)
Net income (loss)	$9,588	$(6,702)	$(6,106)	$(16,506)	$(495)
Net income (loss) attributable to common stockholders	$9,585	$(6,699)	$(6,104)	$(17,248)	$(437)
Net income (loss) attributable to common stockholders per share, basic and diluted	$0.13	$(0.15)	$(0.12)	$(1.19)	$(0.86)
Distributions declared per common share	$0.42	$0.42	$0.55	$0.55	$0.26
Other Data
Net cash provided by (used in) operating activities	$31,048	$8,001	$16,445	$(2,936)	$54
Net cash used in investing activities	$(64,642)	$(258,386)	$(548,028)	$(486,148)	$(2,000)
Net cash provided by financing activities	$28,374	$261,767	$563,314	$500,522	$7,917
Updated "Management's Discussion and Analysis of Financial Condition and Results of Operations"

The following discussion and analysis should be read in conjunction with our accompanying unaudited consolidated financial statements and the notes thereto as of and for the three and nine months ended September 30, 2017 contained in this supplement, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and our audited consolidated financial statements and notes thereto, which are incorporated by reference into our prospectus.

Overview
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the "Company," "we," "us," "our"), was formed on November 20, 2013 under the Maryland General Corporation Law and qualified as a real estate investment trust ("REIT") commencing with the year ended December 31, 2015. We were organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and expect to use a substantial amount of the net proceeds from our Follow-On Offering to invest in these properties. We have no employees and are externally advised and managed by an affiliate, Griffin Capital Essential Asset Advisor II, LLC, our Advisor. Our year end is December 31.
In September 2016, our board of directors approved the close of the primary portion of the IPO effective January 20, 2017; however, we continued to offer shares pursuant to our DRP.  On April 6, 2017, we filed a Registration Statement on Form S-3 with the SEC for the registration of 3.0 million shares for sale pursuant to the DRP. The DRP may be terminated at any time upon 10 days’ prior written notice to stockholders, which may be provided through our filings with the SEC.
On September 20, 2017, we commenced our Follow-On Offering of up to $2.2 billion of shares, consisting of up to $2.0 billion of shares in our primary offering and $0.2 billion of shares pursuant to the DRP. We reclassified all Class T and Class I shares sold in the IPO as "Class AA" and "Class AAA" shares, respectively. See Note 10, Related Party Transactions, for additional details on changes in fees to affiliates.
NAV and NAV per Share Calculation
We are offering the New Shares with NAV-based pricing to the public. The share classes have different selling commissions, dealer manager fees and ongoing distribution fees. Our board of directors, including a majority of the independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of the NAV.
As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP as applicable to our financial statements. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, which adjusts the value of certain of our assets from historical cost to fair value. As a result, our NAV may differ from the amount reported as stockholder’s equity on the face of our financial statements prepared in accordance with GAAP. When the fair value of our assets is calculated for the purposes of determining our NAV per share, the calculation is done using the fair value methodologies detailed within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.
Our NAV is calculated for the New Shares and our IPO Shares by ALPS Fund Services, Inc. (the "NAV Accountant"), a third-party firm approved by our board of directors, including a majority of our independent directors, after the end of each business day that the New York Stock Exchange is open for unrestricted trading. Our board of directors, including a majority of our independent directors, may replace our NAV Accountant with another party, including our Advisor, if it is deemed appropriate to do so.
At the end of each such trading day, before taking into consideration accrued distributions or class-specific expense accruals, any change in the aggregate company NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate company NAV. Changes in the aggregate company NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, real estate-related liabilities, and daily accruals for income and expenses (including the allocation/accrual of any performance distribution and accruals for advisory fees and distribution fees) and distributions to investors.
Our most significant source of net income is property income. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. For the first month following a property acquisition, we calculate and accrue portfolio income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For the purpose of calculating our NAV, all organizational and offering costs reduce NAV as part of our estimated income and expense accrual. On a periodic basis, our income and expense accruals are adjusted based on information derived from actual operating results.
Our liabilities are included as part of our NAV calculation generally based on GAAP. Our liabilities include, without limitation, property-level mortgages, accrued distributions, the fees payable to the Advisor and the Dealer Manager, accounts payable, accrued company-level operating expenses, any company or portfolio-level financing arrangements and other liabilities.
Following the calculation and allocation of changes in the aggregate company NAV as described above, NAV for each class is adjusted for accrued distributions and the accrued distribution fee, to determine the current day’s NAV. Selling commissions and dealer manager fees, which are effectively paid by purchasers of Class T and Class S shares in the Follow-On Offering at the time of purchase, because the purchase price of such shares is equal to the applicable NAV per share plus the applicable selling commission and/or dealer manager fee, have no effect on the NAV of any class.
NAV per share for each class is calculated by dividing such class’s NAV at the end of each trading day by the number of shares outstanding for that class on such day.

Under GAAP, we accrue the full cost of the distribution fee as an offering cost for the New Shares up to the 9.0% limit at the time such shares are sold. For purposes of NAV, we recognize the distribution fee as a reduction of NAV on a daily basis as such fee is accrued. We intend to reduce the net amount of distributions paid to stockholders by the portion of the distribution fee accrued for such class of shares, so that the result is that although the obligation to pay future distribution fees is accrued on a daily basis and included in the NAV calculation, it is not expected to impact the NAV of the shares because of the adjustment to distributions.
Set forth below are the components of daily NAV as of September 30, 2017 and our initial daily NAV calculation calculated in accordance with our valuation procedures (in thousands, except share and per share amounts):

	As of September 30, 2017	As of September 19, 2017
Gross Real Estate Asset Value	$1,198,222	$1,197,360
Other Assets, net	2,453	268
Mortgage Debt	(474,728)	(474,727)
NAV	$725,947	$722,901

Total Shares Outstanding	76,591,700	76,327,708
NAV per share	$9.48	$9.47
Our independent valuation firm utilized the direct capitalization approach for 12 of the 27 properties in our portfolio with a weighted average of approximately 14.5 years remaining on their existing leases and the discounted cash flow approach for the 15 remaining properties. The following summarizes the range of overall capitalization rates for the 12 properties using the direct capitalization approach, and the range of terminal capitalization rates and cash flow discount rates for the remaining 15 properties valued using the discounted cash flow approach:

			Weighted Average
	Range
Overall Capitalization Rate (direct capitalization approach)	5.50%	7.00%	5.91%
Terminal Capitalization Rate (discounted cash flow approach)	6.50%	9.25%	7.05%
Cash Flow Discount Rate (discounted cash flow approach)	7.00%	10.75%	7.95%

The following table sets forth the changes from the commencement of the Follow-On Offering through September 30, 2017 to the components of NAV and the reconciliation of NAV changes for each class of shares:

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	IPO Shares	OP Units	Total

NAV at commencement of Follow-On Offering	$—	$—	$—	$—	$722,711,556	$189,502	$722,901,058
Fund level changes to NAV
Realized/unrealized losses on net assets	6	6	6	6,046	1,953,794	512	1,960,370
Dividend accrual	(3)	(3)	(4)	(3,966)	(1,264,826)	(331)	(1,269,133)
Class specific changes to NAV
Stockholder servicing fees/distribution fees	—	—	—	—	(145,163)	(39)	(145,202)

NAV as of September 30, 2017 before share/unit sale/redemption activity	$3	$3	$2	$2,080	$723,255,361	$189,644	$723,447,093
Dollar/unit sale/redemption activity
Amount sold	2,500	2,500	2,500	2,492,500	—	—	2,500,000
Amount redeemed	—	—	—	—	—	—	—
NAV as of September 30, 2017	$2,503	$2,503	$2,502	$2,494,580	$723,255,361	$189,644	$725,947,093
Shares/ Units outstanding at commencement	—	—	—	—	76,307,708	20,000	76,327,708
Shares/Units sold	264	264	264	263,200	—	—	263,992
Shares/units redeemed	—	—	—	—	—	—	—
Shares/units outstanding as of September 30, 2017	264	264	264	263,200	76,307,708	20,000	76,591,700	(1)
NAV per share/unit at commencement	$9.47	$9.47	$9.47	$9.47	$9.47	$9.48
Change in NAV per share/unit	0.01	0.01	0.01	0.01	0.01	—
NAV per share/unit as of September 30, 2017	$9.48	$9.48	$9.48	$9.48	$9.48	$9.48

(1)	Excludes DRP shares issued on October 1, 2017.
As of September 30, 2017, our real estate portfolio consisted of 27 properties (35 buildings) consisting substantially of office, industrial, distribution, and data center facilities with a combined acquisition value of $1.1 billion, including the allocation of the purchase price to above and below-market lease valuation, encompassing approximately 7.3 million square feet. Our annualized net rent for the 12-month period subsequent to September 30, 2017 was approximately $76.4 million with approximately 82.7% generated by properties leased to tenants and/or guarantors or whose non-guarantor parent companies have investment grade or equivalent ratings. Our rentable square feet under lease as of September 30, 2017 was 100%, with a weighted average remaining lease term of 10.6 years with average annual rent increases of approximately 2.4%, and a debt to total real estate acquisition value of 42.3%.

The purchase price and other lease information of properties acquired during the nine months ended September 30, 2017 are shown below (dollars in thousands):

Property	Location	Tenant/Major Lessee	Acquisition Date	Purchase Price		Approx. Square Feet	% Leased	Property Type	Year of Lease Expiration (for Major Lessee)	Annualized Net Rent (1)
Allstate	Lone Tree, CO	Allstate Insurance Company	1/31/2017	$14,750	(2)	70,300	100%	Office	2026	$1,054
MISO	Carmel, IN	Midcontinent Independent System Operator, Inc.	5/15/2017	$28,600		133,400	100%	Office	2028	$1,908

(1)
Net rent is based on (a) the contractual base rental payments assuming the lease requires the tenant to reimburse us for certain operating expenses or the property is self managed by the tenant and the tenant is responsible for all, or substantially all, of the operating expenses; or (b) contractual rent payments less certain operating expenses that are our responsibility for the 12-month period subsequent to September 30, 2017 and includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

(2)	The purchase price for the Allstate property was $14.8 million, plus closing costs, less a credit in the amount of $0.4 million applied at closing.
Revenue Concentration
The percentage of annualized net rent for the 12-month period subsequent to September 30, 2017, by state, based on the respective in-place leases, is as follows (dollars in thousands):

State	Annualized Net Rent (unaudited)	Number of Properties	Percentage of Annualized Net Rent
Ohio	$9,755	4	12.8%
Illinois	8,608	2	11.3
California	8,462	3	11.1
Alabama (1)	8,352	1	10.9
New Jersey	8,092	2	10.6
Arizona	7,466	2	9.8
Nevada	6,763	2	8.9
Texas	4,049	1	5.3
Oregon	3,141	1	4.1
North Carolina	2,660	2	3.5
All Others (2)	9,069	7	11.7
Total	$76,417	27	100.0%

(1)	Includes escrow proceeds of approximately $5.8 million to be received during the 12 month period subsequent to September 30, 2017.

(2)	All others represent 3.0% or less of total annualized net rent on an individual basis.

The percentage of annualized net rent for the 12-month period subsequent to September 30, 2017, by industry, based on the respective in-place leases, is as follows (dollars in thousands):

Industry (1)	Annualized Net Rent (unaudited)	Number of Lessees	Percentage of Annualized Net Rent
Consumer Services	$12,044	3	15.8%
Utilities (2)	10,260	2	13.5
Capital Goods	10,179	6	13.3
Technology Hardware & Equipment	9,484	3	12.4
Diversified Financials	5,863	1	7.7
Retailing	5,646	1	7.4
Banks	5,442	2	7.1
Energy	4,049	1	5.3
Consumer Durables and Apparel	3,141	1	4.0
Transportation	3,036	2	4.0
Pharmaceuticals, Biotechnology & Life Sciences	2,811	1	3.7
All Others (3)	4,462	4	5.8
Total	76,417	$27	100.0%

(1)	Industry classification based on the Global Industry Classification Standards.

(2)	Includes escrow proceeds of approximately $5.8 million to be received during the 12 month period subsequent to September 30, 2017.

(3)	All others represent 3.0% or less of total annualized net rent on an individual basis.

The percentage of annualized net rent for the 12-month period subsequent to September 30, 2017, by tenant, based on the respective in-place leases, is as follows (dollars in thousands):

Tenant	Annualized Net Rent (unaudited)	Percentage of Annualized Net Rent
Southern Company Services, Inc.(1)	$8,352	10.9%
American Express Travel Related Services Company, Inc.	5,863	7.7
Amazon.com.dedc, LLC	5,646	7.4
Bank of America, N.A.	5,442	7.1
Wyndham Worldwide Operations	5,281	6.9
IGT	4,674	6.1
3M Company	4,433	5.8
Zebra Technologies Corporation	4,175	5.5
Wood Group Mustang, Inc.	4,049	5.3
Nike	3,141	4.1
Other (2)	25,361	33.2
Total	$76,417	100.0%

(1)	Includes escrow proceeds of approximately $5.8 million to be received during the 12 month period subsequent to September 30, 2017.

(2)	All others account for 4% or less of total annualized net rent on an individual basis.

The tenant lease expirations by year based on annualized net rent for the 12-month period subsequent to September 30, 2017 are as follows (dollars in thousands)

Year of Lease Expiration	Annualized Net Rent (unaudited)	Number of Lessees	Approx. Square Feet	Percentage of Annualized Net Rent
2020	$8,583	3	746,900	11.2%
2022	1,176	1	312,000	1.5
2023	6,887	2	658,600	9.0
2024	9,104	5	632,800	11.9
2025 and beyond (1)	50,667	16	4,989,100	66.4
Total	$76,417	27	7,339,400	100.0%

(1)	Includes escrow proceeds of approximately $5.8 million to be received during the 12 month period subsequent to September 30, 2017.

Critical Accounting Policies
We have established accounting policies which conform to GAAP as contained in the FASB ASC. The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.
For further information about our critical accounting policies, refer to our consolidated financial statements and notes thereto for the year ended December 31, 2016 included in our Annual Report on Form 10-K filed with the SEC. There have been no significant changes to our policies during the nine months ended September 30, 2017 (except as noted in Note 2, Basis of Presentation and Summary of Significant Accounting Policies).
Recently Issued Accounting Pronouncements
See Note 2, Basis of Presentation and Summary of Significant Accounting Policies, to the consolidated financial statements.
Results of Operations
Overview
We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of properties other than those listed in Part I, Item 1A. Risk Factors, of our Annual Report on Form 10-K for the year ended December 31, 2016.
Same Store Analysis
Comparison of the Three Months Ended September 30, 2017 and 2016
For the quarter ended September 30, 2017, our "Same Store" portfolio consisted of 18 properties with an acquisition value of $604.5 million. Our "Same Store" portfolio includes properties which were held for a full period for all periods presented. The following table provides a comparative summary of the results of operations for 18 properties for the three months ended September 30, 2017 and 2016 (dollars in thousands):

	Three Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2017	2016
Rental income	$12,271	$12,277	$(6)	0%
Property expense recoveries	3,005	2,748	257	9%
Asset and property management fees to affiliates	1,587	1,773	(186)	(10)%
Property operating expenses	1,160	944	216	23%
Property tax expense	1,814	1,569	245	16%
Depreciation and amortization	6,851	6,849	2	0%
Interest expense	1,321	1,321	—	0%
Property Expense Recoveries
The increase in property expense recoveries for the three months ended September 30, 2017 primarily related to an increase in recoverable operating expenses incurred during 2017.

Asset and Property Management Fees to Affiliates
The decrease in asset and property management fees to affiliates for the three months ended September 30, 2017 primarily related to changes in the fee structure attributed to the Follow-On Offering. (See Note 10, Related Party Transactions, for additional details.)
Property Operating Expenses
The increase in property operating expenses for the three months ended September 30, 2017 was primarily a result of the timing of expenses incurred of approximately $0.2 million.
Property Tax Expense
The increase in property tax expense for the three months ended September 30, 2017 primarily related to a property tax reassessment.
Comparison of the Nine Months Ended September 30, 2017 and 2016
For the nine months ended September 30, 2017 our "Same Store" portfolio consisted of 15 properties with an acquisition value of $479.2 million. Our "Same Store" portfolio includes properties which were held for a full period for all periods presented. The following table provides a comparative summary of the results of operations for 15 properties for the nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Nine Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2017	2016
Rental income	$29,153	$29,177	$(24)	0%
Property expense recoveries	6,837	6,460	377	6%
Asset and property management fees to affiliates	4,039	4,186	(147)	(4)%
Property operating expenses	2,558	2,429	129	5%
Property tax expense	4,331	3,682	649	18%
Depreciation and amortization	16,077	16,131	(54)	0%
Interest expense	3,960	3,960	—	0%
Property Expense Recoveries
The increase in property expense recoveries for the nine months ended September 30, 2017 primarily related to an increase in recoverable operating expenses incurred during 2017.
Property Tax Expense
The increase in property tax expense for the nine months ended September 30, 2017 primarily related to a property tax reassessment.
Portfolio Analysis
As of September 30, 2016, we owned 21 properties and as of September 30, 2017, we owned 27 properties. We have terminated the primary portion of the IPO, and will begin to deploy capital raised in our Follow-On Offering, along with draws from our Revolving Credit Facility, to acquire assets that adhere to our investment criteria. Therefore, our results of operations for our entire portfolio for the three and nine months ended September 30, 2017 are not directly comparable to those for the same periods in the prior year as the variances are substantially the result of portfolio growth, specifically in rental income, property expense recoveries, asset and property management fees to affiliates, operating expenses, and depreciation and amortization expenses. See "Same Store Analysis" above for properties held for the same period of time.

Comparison of the Three and Nine Months Ended September 30, 2017 and 2016
We own 27 properties as of September 30, 2017. The variance differences from our results of operations for the three and nine months ended September 30, 2017 compared to the same periods in the prior year, is primarily a result of current year activity including a full year of revenues and expenses for prior year acquisitions and activity for acquisitions subsequent to September 30, 2016.
The following tables provide summary information about our results of operations for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Three Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2017	2016
Rental income	$22,926	$13,123	$9,803	75%
Property expense recoveries	4,423	3,211	1,212	38%
Asset management fees to affiliates	2,758	1,627	1,131	70%
Property management fees to affiliates	452	260	192	74%
Property operating expense	1,787	1,158	629	54%
Property tax expense	2,511	1,664	847	51%
Acquisition fees and expenses to non-affiliates	—	384	(384)	(100)%
Performance fees to affiliates	213	—	213	100%
Acquisition fees and expenses to affiliates	—	3,325	(3,325)	(100)%
General and administrative expenses	831	690	141	20%
Corporate operating expenses to affiliates	566	501	65	13%
Depreciation and amortization	11,236	7,299	3,937	54%
Interest expense	3,997	2,162	1,835	85%
Acquisition Fees and Expenses to Non-Affiliates and Affiliates
The total decrease in acquisition fees and expenses to non-affiliates and affiliates for the three months ended September 30, 2017 compared to the same period a year ago was approximately $3.7 million as a result of no acquisition activity for the three months ended September 30, 2017.
Performance Fee to Affiliates
The total increase in performance fees to affiliates for the three months ended September 30, 2017 was a result of changes in the fee structure attributed to the Follow-On Offering. (See Note 10, Related Party Transactions, for additional details.)
General and Administrative Expenses
The total increase in general and administrative expenses for the three months ended September 30, 2017 was a result of marketing materials related to the Follow-On Offering.
Interest Expense
The increase in interest expense for the three months ended September 30, 2017 primarily related to draws that totaled $246.3 million from our Revolving Credit Facility to fund five acquisitions subsequent to June 30, 2016.

	Nine Months Ended September 30,		Increase/(Decrease)	Percentage Change
	2017	2016
Rental income	$67,211	$34,421	$32,790	95%
Property expense recoveries	12,671	7,745	4,926	64%
Asset management fees to affiliates	8,299	4,259	4,040	95%
Property management fees to affiliates	1,347	659	688	104%
Property operating expense	4,886	2,711	2,175	80%
Property tax expense	7,244	4,368	2,876	66%
Acquisition fees and expenses to non-affiliates	—	880	(880)	(100)%
Performance fees to affiliates	213	—	213	100%
Acquisition fees and expenses to affiliates	—	6,324	(6,324)	(100)%
General and administrative expenses	2,736	2,109	627	30%
Corporate operating expenses to affiliates	1,679	1,492	187	13%
Depreciation and amortization	32,710	18,910	13,800	73%
Interest expense	11,445	7,157	4,288	60%
Acquisition Fees and Expenses to Non-Affiliates and Affiliates
The total decrease in acquisition fees and expenses to non-affiliates and affiliates for the nine months ended September 30, 2017 compared to the same period a year ago was approximately $7.2 million. The decrease was a result of an accounting standard, which clarified the definition of a business combination. Under the clarified definition, our two acquisitions through the nine months ended September 30, 2017 did not qualify as a business combination; consequently, we accounted for each transaction as an asset acquisition. Thus, approximately $1.2 million of acquisition expense was capitalized as part of the asset acquisition and allocated on a relative fair value basis.
Performance Fees to Affiliates
The total increase in performance fees to affiliates for the nine months ended September 30, 2017 was a result of changes in the fee structure attributed to the Follow-On Offering. (See Note 10, Related Party Transactions, for additional details.)
General and Administrative Expenses and Corporate Operating Expenses to Affiliates
The total increase in general and administrative expenses and corporate operating expenses to affiliates for the nine months ended September 30, 2017 compared to the same period a year ago was approximately $0.8 million. The increase related to (1) the issuance of restricted stock to our independent directors, which contributed approximately $0.3 million; (2) approximately $0.4 million of professional fees; and (3) approximately $0.1 million in corporate payroll due to an increase in headcount.
Interest Expense
The increase in interest expense for the nine months ended September 30, 2017 primarily related to draws that totaled $264.2 million from our Revolving Credit Facility to fund six acquisitions subsequent to January 1, 2016.
Funds from Operations and Modified Funds from Operations
Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient.
In order to provide a more complete understanding of the operating performance of a REIT, the National Association of Real Estate Investment Trusts (“NAREIT”) promulgated a measure known as funds from operations (“FFO”). FFO is defined as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, adding back asset impairment write-downs, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships, joint ventures and preferred distributions. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. It should be noted, however, that other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do, making comparisons less meaningful.
The Investment Program Association (“IPA”) issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). In computing MFFO, FFO is adjusted for certain non-operating cash items such as acquisition fees and expenses and certain non-cash items such as straight-line rent, amortization of in-place lease valuations, amortization of discounts and premiums on debt investments, nonrecurring impairments of real estate-related investments, mark-to-market adjustments included in net income (loss), and nonrecurring gains or losses included in net income (loss) from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis.
Management is responsible for managing interest rate, hedge and foreign exchange risk. To achieve our objectives, we may borrow at fixed rates or variable rates. In order to mitigate our interest rate risk on certain financial instruments, if any, we may enter into interest rate cap agreements or other hedge instruments and in order to mitigate our risk to foreign currency exposure, if any, we may enter into foreign currency hedges. We view fair value adjustments of derivatives, impairment charges and gains and losses from dispositions of assets as non-recurring items or items which are unrealized and may not ultimately be realized, and which are not reflective of on-going operations and are therefore typically adjusted for when assessing operating performance.
We adopted the IPA MFFO Guideline as management believes that MFFO is a beneficial indicator of our on-going portfolio performance and ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the Company's operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our dividends. By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•
Revenues in excess of cash received, net. Most of our leases provide for periodic minimum rent payment increases throughout the term of the lease. In accordance with GAAP, these contractual periodic minimum rent payment increases during the term of a lease are recorded to rental revenue on a straight-line basis in order to reconcile the difference between accrual and cash basis accounting. As straight-line rent is a GAAP non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of straight-line rent to arrive at MFFO as a means of determining operating results of our portfolio. In addition, when applicable, in conjunction with certain acquisitions, we may enter into a master escrow or lease agreement with a seller, whereby the seller is obligated to pay us rent pertaining to certain spaces impacted by existing rental abatements. In accordance with GAAP, these proceeds are recorded as an adjustment to the allocation of real estate assets at the time of acquisition, and, accordingly, are not included in revenues, net income, or FFO. This application results in income recognition that can differ significantly from current contract terms. By adjusting for this item, we believe MFFO is reflective of the realized economic impact of our leases (including master agreements) that is useful in assessing the sustainability of our operating performance.

•
Amortization of in-place lease valuation. Acquired in-place leases are valued as above-market or below-market as of the date of acquisition based on the present value of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management's estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases. As amortization of in-place lease valuation is a non-cash adjustment and is included in historical earnings, FFO is adjusted for the effect of the amortization to arrive at MFFO as a means of determining operating results of our portfolio.

•
Acquisition-related costs. We were organized primarily with the purpose of acquiring or investing in income-producing real property in order to generate operational income and cash flow that will allow us to provide regular cash distributions to our stockholders. In the process, we incur non-reimbursable affiliated and non-affiliated acquisition-related costs, which in accordance with GAAP are capitalized and included as part of the relative fair value when the property acquisition meets the definition of asset acquisition or are expensed as incurred and are included in the determination of income (loss) from operations and net income (loss), for property acquisitions accounted for as a business combination. These costs have been funded with cash proceeds from our Primary Offering or included as a component of the amount borrowed to acquire such real estate. If we acquire a property after all offering proceeds from our Primary Offering have been invested, there will not be any offering proceeds to pay the corresponding acquisition-related costs. Accordingly, unless our Advisor determines to waive the payment of any then-outstanding acquisition-related costs otherwise payable to our Advisor, such costs will be paid from additional debt, operational earnings or cash flow, net proceeds from the sale of properties, or ancillary cash flows. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Acquisition-related costs may negatively affect our operating results, cash flows from operating activities and cash available to fund distributions during periods in which properties are acquired, as the proceeds to fund these costs would otherwise be invested in other real estate related assets. By excluding acquisition-related costs, MFFO may not provide an accurate indicator of our operating performance during periods in which acquisitions are made. However, it can provide an indication of our on-going ability to generate cash flow from operations and continue as a going concern after we cease to acquire properties on a frequent and regular basis, which can be compared to the MFFO of other non-listed REITs that have completed their acquisition activity and have similar operating characteristics to ours. Management believes that excluding these costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management.

•
Gain or loss from the extinguishment of debt. We use debt as a partial source of capital to acquire properties in our portfolio. As a term of obtaining this debt, we will pay financing costs to the respective lender. Financing costs are presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts and amortized into interest expense on a straight-line basis over the term of the debt. We consider the amortization expense to be a component of operations if the debt was used to acquire properties. From time to time, we may cancel certain debt obligations and replace these canceled debt obligations with new debt at more favorable terms to us. In doing so, we are required to write off the remaining capitalized financing costs associated with the canceled debt, which we consider to be a cost, or loss, on extinguishing such debt. Management believes that this loss is considered an event not associated with our operations, and therefore, deems this write off to be an exclusion from MFFO.

•
Unrealized gains (losses) on derivative instruments. These adjustments include unrealized gains (losses) from mark-to-market adjustments on interest rate swaps and losses due to hedge ineffectiveness.  The change in fair value of interest rate swaps not designated as a hedge and the change in fair value of the ineffective portion of interest rate swaps are non-cash adjustments recognized directly in earnings and are included in interest expense.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the economic impact of our interest rate swap agreements.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to income (loss) from operations, net income (loss) and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful to investors in evaluating the performance of our real estate portfolio. However, a material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. The use of MFFO as a measure of long-term operating performance on value is also limited if we do not continue to operate under our current business plan as noted above. MFFO is useful in assisting management and investors in assessing our on-going ability to generate cash flow from operations and continue as a going concern in future operating periods, and in particular, after the offering and acquisition stages are complete. However, FFO and MFFO are not useful measures in evaluating NAV because impairments are taken into account in determining NAV but not in determining FFO and MFFO. Therefore, FFO and MFFO should not be viewed as a more prominent measure of performance than income (loss) from operations, net income (loss) or to cash flows from operating activities and each should be reviewed in connection with GAAP measurements.
Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the adjustments contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the

SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.
Our calculation of FFO and MFFO is presented in the following table for the three and nine months ended September 30, 2017 and 2016 (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	$3,099	$(2,736)	$9,588	$(6,702)
Adjustments:
Depreciation of building and improvements	5,137	2,897	15,053	7,701
Amortization of leasing costs and intangibles	6,099	4,403	17,657	11,209
FFO	$14,335	$4,564	$42,298	$12,208
Distributions to noncontrolling interests	(3)	(2)	(8)	(8)
FFO, adjusted for noncontrolling interest distributions	$14,332	$4,562	$42,290	$12,200
Reconciliation of FFO to MFFO:
Adjusted FFO	$14,332	$4,562	$42,290	$12,200
Adjustments:
Acquisition fees and expenses to non-affiliates	—	384	—	880
Acquisition fees and expenses to affiliates	—	3,325	—	6,324
Revenues in excess of cash received, net	(2,857)	(897)	(8,006)	(2,461)
Amortization of below market rent, net	(1,183)	(969)	(3,389)	(2,654)
Unrealized loss (gain) on derivatives	19	(168)	60	(168)
MFFO	$10,311	$6,237	$30,955	$14,121
Liquidity and Capital Resources
Long-Term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our Advisor will evaluate potential property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from our public offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.
Offering
On January 20, 2017, the Company closed the primary portion of our IPO; however, we continued to offer shares pursuant to our DRP.  On April 6, 2017, we filed a Registration Statement on Form S-3 with the SEC for the registration of 3.0 million shares for sale pursuant to the DRP. The DRP may be terminated at any time upon 10 days’ prior written notice to stockholders, which may be provided through our filings with the SEC.
On September 20, 2017, we commenced our Follow-On Offering of up to $2.2 billion of shares, consisting of up to $2.0 billion of shares in the primary portion of our Follow-On Offering and $0.2 billion of shares pursuant to the DRP. On September 20, 2017, we reclassified all Class T shares sold in the IPO as "Class AA" shares and all Class I shares sold in the IPO as "Class AAA" shares.

The following table summarizes shares issued and gross proceeds for each share class as of September 30, 2017 (dollars in thousands):

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Total
Gross proceeds from primary portion of offerings	$3	$3	$3	$2,493	$240,780	$474,858	$8,379	$726,519
Gross proceeds from DRP	$—	$—	$—	$4	$17,860	$18,178	$250	$36,292
Shares issued in primary portion of offerings	264	264	264	263,200	24,199,760	47,562,870	901,225	72,927,847
DRP shares issued	—	—	—	418	1,888,742	1,929,510	26,620	3,845,290
Stock distribution shares issued	—	—	—	—	263,641	300,165	4,677	568,483
Restricted stock units issued	—	—	—	—	—	—	25,500	25,500
Total shares issued prior to redemptions	264	264	264	263,618	26,352,143	49,792,545	958,022	77,367,120
In order to maintain a reasonable level of liquidity for redemptions of the New Shares, shares are not eligible for redemption for the first year after purchase except upon death or qualifying disability of a stockholder; provided, however, shares issued pursuant to the DRP are not subject to the one-year holding period. In addition, our New Share Redemption Program generally imposes a quarterly cap on aggregate redemptions of our New Shares (including IPO shares that have been held for 4 years or longer) equal to a value of up to 5% of the aggregate NAV of the outstanding shares of such classes as of the last business day of the previous quarter.
Should redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on us as a whole, or should we otherwise determine that investing our liquid assets in real properties or other illiquid investments rather than redeeming our shares is in the best interests of us as a whole, we may choose to redeem fewer shares in any particular quarter than have been requested to be redeemed, or none at all. Further, our board of directors may modify, suspend or terminate our New Share Redemption Program if it deems such action to be in our best interest and the best interest of our stockholders. Material modifications, including any amendment to the 5% quarterly limitation on redemptions, to and suspensions of the New Share Redemption Program will be promptly disclosed to stockholders in a prospectus supplement (or post-effective amendment if required by the Securities Act) or special or periodic reports filed by us.
Revolving Credit Facility
On December 12, 2014, we, through our operating partnership, entered into the Revolving Credit Facility co-led by KeyBank, N.A. ("Keybank") as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent, along with a syndicate of lenders. Pursuant to the Revolving Credit Facility, we were provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. On August 11, 2015, we exercised our right under the credit agreement to increase the total commitments from $250.0 million to $410.0 million.
On November 22, 2016, we, through our Operating Partnership, entered into an amendment (the "Increase Agreement") to the Revolving Credit Facility with KeyBank as administrative agent; Bank of America, N.A., SunTrust Bank, Capital One, National Association ("Capital One"), and Wells Fargo Bank, National Association, as co-syndication agents; and KeyBanc Capital Markets, Merrill Lynch, Pierce, Fenner and Smith Incorporated, SunTrust Robinson Humphrey, Inc., Capital One, and Wells Fargo Securities, LLC as joint lead arrangers and joint bookrunners to exercise our right under the Revolving Credit Facility to increase the total commitments from $410.0 million to $550.0 million. In connection with the Increase Agreement, we, through our Operating Partnership, also entered into a Joinder Agreement with KeyBank and U.S. Bank National Association ("U.S. Bank"), for the admission of U.S. Bank as a lender with a commitment of $50 million under the Revolving Credit Facility (the "Joinder Agreement"). With the admission of U.S. Bank, JPMorgan Chase Bank, N.A. terminated its commitment under the Revolving Credit Facility and no longer serves as a lender, syndication agent, joint bookrunner, or joint lead arranger under the Revolving Credit Facility.
As of September 30, 2017, the remaining capacity pursuant to the Revolving Credit Facility was $202.2 million.

AIG Loan
On October 22, 2015, six special purpose entities that are wholly-owned by our operating partnership entered into promissory notes with The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the "Lenders"), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of approximately $127.0 million (the "AIG Loan").
Derivative Instrument
As discussed in Note 5, Interest Rate Contracts, to the consolidated financial statements, on February 25, 2016, we entered into an interest rate swap agreement to hedge the variable cash flows associated with the existing LIBO Rate-based variable-rate debt on our Revolving Credit Facility. The interest rate swap is effective for the period from April 1, 2016 to December 12, 2018 with a notional amount of $100.0 million.
The effective portion of the change in fair value of derivatives designated and qualifying as cash flow hedges is initially recorded in accumulated other comprehensive income (loss) and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in accumulated other comprehensive income (loss) related to derivatives will be reclassified to interest expense as interest payments and accruals are made on our variable-rate debt.
The following table sets forth a summary of the interest rate swap at September 30, 2017 and December 31, 2016 (dollars in thousands):

				Fair value (1)
Derivative Instrument	Effective Date	Maturity Date	Interest Strike Rate	September 30, 2017	December 31, 2016
Assets
Interest Rate Swap	4/1/2016	12/12/2018	0.74%	$920	$996

(1)
We record all derivative instruments on a gross basis on the consolidated balance sheets, and accordingly, there are no offsetting amounts that net assets against liabilities. As of September 30, 2017, our derivative was in an asset position, and as such, the fair value is included in the line item "Other Assets, net" on the consolidated balance sheet.

Potential future sources of capital include proceeds from public offerings, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of public offerings and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.
Short-Term Liquidity and Capital Resources
We expect to meet our short-term operating liquidity requirements from advances from our Advisor and its affiliates, proceeds received from our offerings, and operating cash flows generated from our properties and other properties we acquire in the future. Any advances from our Advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.
Our cash and cash equivalent balances decreased by approximately $5.2 million during the nine months ended September 30, 2017 and were used in or provided by the following:
Operating Activities. Cash flows provided by operating activities are primarily dependent on the occupancy level,     the rental rates of our leases, the collectability of rent and recovery of operating expenses from our tenants, and the timing of acquisitions. Net cash provided by operating activities for the nine months ended September 30, 2017 increased to $31.0 million compared to cash provided by operating activities of approximately $8.0 million for the nine months ended September 30, 2016. Net cash provided by/(used) in operating activities before changes in operating assets and liabilities for the nine months ended September 30, 2017 increased by $19.3 million to $26.8 million, compared to approximately $7.5 million for the nine months ended September 30, 2016. The increase is primarily due to the operating results of recently acquired properties.

Investing Activities. During the nine months ended September 30, 2017, we used $64.6 million in cash for investing activities compared to $258.4 million used during the same period in 2016. The $193.8 million decrease in cash utilization in investing activities is primarily related to the following:

•	$210.1 million decrease in cash used to acquire properties for the nine months ended September 30, 2017 compared to the same period in 2016; and

•	$4.3 million decrease in real estate acquisition deposits; offset by

•	$20.3 million used to fund tenant improvements.
Financing Activities. During the nine months ended September 30, 2017, we generated $28.4 million in financing activities compared to $261.8 million generated during the same period in 2016, a decrease in cash provided by financing activities of $233.4 million which is comprised primarily of the following:

•	$3.6 million decrease in cash provided from borrowings from the Revolving Credit Facility;

•	$275.7 million decrease in cash provided by the issuance of common stock, net of discounts and offering costs due to the closing of the primary portion of our IPO during the first quarter of 2017; and

•	$9.1 million increase in cash used for payment for distributions and repurchases of common stock due to an increase in number of shareholders; offset by

•	$55.0 million decrease in principal repayments of the Revolving Credit Facility.
Distributions and Our Distribution Policy
Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in the Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments, if applicable;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.
Distributions may be funded with operating cash flow, offering proceeds raised in our offerings, or a combination thereof. From inception and through September 30, 2017, we funded 92% of our cash distributions from cash flow provided by operating activities and 8% from offering proceeds. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders. The following table shows distributions declared, distributions paid, and cash flows provided by operating activities during the nine months ended September 30, 2017 and year ended December 31, 2016, excluding stock distributions (dollars in thousands):

	Nine Months Ended September 30, 2017			Year Ended December 31, 2016
Distributions paid in cash — noncontrolling interests	$8			$11
Distributions paid in cash — common stockholders	14,318			11,541
Distributions of DRP	16,546			15,158
Total distributions	$30,872	(1)		$26,710
Source of distributions (2)
Cash flows provided by operations	$14,326		46%	$11,301	42%
Offering proceeds from issuance of common stock	—		0%	251	1%
Offering proceeds from issuance of common stock pursuant to the DRP	16,546		54%	15,158	57%
Total sources	$30,872	(3)	100%	$26,710	100%

(1)
Distributions are paid on a monthly basis in arrears. Distributions for all record dates of a given month are paid on or about the first business day of the following month. Total distributions declared but not paid as of September 30, 2017 were approximately $1.6 million for common stockholders and noncontrolling interests.

(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions.

(3)	Allocation of total sources are calculated on a quarterly basis.
Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of September 30, 2017 (dollars in thousands):

	Payments Due During the Years Ending December 31,
	Total	2017	2018-2019	2020-2021	Thereafter
Outstanding debt obligations (1) (2)	$474,728	$—	$347,758	$2,364	$124,606
Interest on outstanding debt obligations (3)	66,898	4,658	31,792	10,497	19,951
Total	$541,626	$4,658	$379,550	$12,861	$144,557

(1)
Amount relates to principal payments for the outstanding balance on the Revolving Credit Facility and AIG Loan at September 30, 2017. The Revolving Credit Facility is due on December 12, 2019, assuming the one-year extension is exercised.

(2)	Deferred financing costs are excluded from total contractual obligations above.

(3)
Projected interest payments are based on the outstanding principal amounts under the Revolving Credit Facility and AIG Loan at September 30, 2017. Projected interest payments are based on the interest rate in effect at September 30, 2017.

Off-Balance Sheet Arrangements
As of September 30, 2017, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.
Subsequent Events
See Note 13, Subsequent Events, to the consolidated financial statements.
Revision to “Description of Shares”
The following paragraph is hereby added to the end of the “Description of Shares - Distribution Declaration History” section of our prospectus:
FFO and MFFO are non-GAAP financial measures, and are not indicative of cash flow available to fund cash needs.  Investors should not consider FFO and MFFO as alternatives to cash flows from operations or an indication of our liquidity, or indicative of funds available to fund our cash needs, including our ability to pay distributions to our stockholders.
Financial Statements

The financial statements listed below are contained in this supplement:

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share amounts)

	September 30, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$44,120	$49,340
Restricted cash	14,454	14,221
Real estate:
Land	122,482	117,569
Building and improvements	815,345	787,999
Tenant origination and absorption cost	240,364	227,407
Construction in progress	288	80
Total real estate	1,178,479	1,133,055
Less: accumulated depreciation and amortization	(72,665)	(39,955)
Total real estate, net	1,105,814	1,093,100
Intangible assets, net	3,387	3,528
Due from affiliates	368	—
Deferred rent	18,651	5,674
Other assets, net	13,071	18,612
Total assets	$1,199,865	$1,184,475
LIABILITIES AND EQUITY
Debt:
Revolving Credit Facility	$345,303	$330,272
AIG Loan	126,265	126,200
Total debt	471,568	456,472
Restricted reserves	35,547	55,797
Accrued expenses and other liabilities	21,455	21,527
Distributions payable	1,612	1,494
Due to affiliates	16,330	22,481
Below market leases, net	52,572	55,319
Total liabilities	599,084	613,090
Commitments and contingencies (Note 11)
Common stock subject to redemption	29,120	16,930
Stockholders' equity:
Common Stock, $0.001 par value - Authorized: 800,000,000 and 700,000,000 shares as of September 30, 2017 and December 31, 2016, respectively;76,785,836 and 70,939,647 shares outstanding in aggregate, as of September 30, 2017 and December 31, 2016, respectively (1)	77	71
Additional paid-in capital	656,821	615,653
Cumulative distributions	(71,937)	(38,406)
Accumulated deficit	(14,203)	(23,788)
Accumulated other comprehensive income	824	841
Total stockholders' equity	571,582	554,371
Noncontrolling interests	79	84
Total equity	571,661	554,455
Total liabilities and equity	$1,199,865	$1,184,475

(1)	See Note 8, Equity, for the number of shares outstanding of each class of common stock as of September 30, 2017 and December 31, 2016.

See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Revenue:
Rental income	$22,926	$13,123	$67,211	$34,421
Property expense recovery	4,423	3,211	12,671	7,745
Total revenue	27,349	16,334	79,882	42,166
Expenses:
Asset management fees to affiliates	2,758	1,627	8,299	4,259
Property management fees to affiliates	452	260	1,347	659
Property operating	1,787	1,158	4,886	2,711
Property tax	2,511	1,664	7,244	4,368
Acquisition fees and expenses to non-affiliates	—	384	—	880
Performance fees to affiliates	213	—	213	—
Acquisition fees and expenses to affiliates	—	3,325	—	6,324
General and administrative	831	690	2,736	2,109
Corporate operating expenses to affiliates	566	501	1,679	1,492
Depreciation and amortization	11,236	7,299	32,710	18,910
Total expenses	20,354	16,908	59,114	41,712
Income (loss) before other income and (expenses)	6,995	(574)	20,768	454
Other income (expense):
Other income, net	101	—	265	1
Interest expense	(3,997)	(2,162)	(11,445)	(7,157)
Net income (loss)	3,099	(2,736)	9,588	(6,702)
Less: Net (income) loss attributable to noncontrolling interests	(1)	1	(3)	3
Net income (loss) attributable to common stockholders	$3,098	$(2,735)	$9,585	$(6,699)
Net income (loss) attributable to common stockholders per share, basic and diluted	$0.04	$(0.05)	$0.13	$(0.15)
Weighted average number of common shares outstanding, basic and diluted	76,157,963	57,388,366	75,441,620	45,609,558
Distributions declared per common share	$0.14	$0.14	$0.42	$0.42
See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income (loss)	3,099	(2,736)	9,588	(6,702)
Other comprehensive income (loss):
Change in fair value of swap agreement	(87)	281	(17)	(50)
Total comprehensive income (loss)	3,012	(2,455)	9,571	(6,752)
Less: comprehensive (income) loss attributable to noncontrolling interests	(1)	1	(3)	3
Comprehensive income (loss) attributable to common stockholders	$3,011	$(2,454)	$9,568	$(6,749)

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands, except share amounts)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
BALANCE December 31, 2015	28,556,170	$29	$250,757	$(8,258)	$(17,684)	$—	$224,844	$98	$224,942
Gross proceeds from issuance of common stock	40,700,406	40	406,423	—	—	—	406,463	—	406,463
Discount on issuance of common stock	—	—	(696)	—	—	—	(696)	—	(696)
Offering costs including dealer manager fees to affiliates	—	—	(43,340)	—	—	—	(43,340)	—	(43,340)
Distributions to common stockholders	—	—	—	(12,479)	—	—	(12,479)	—	(12,479)
Issuance of shares for distribution reinvestment plan	1,599,355	2	15,157	(15,159)	—	—	—	—	—
Repurchase of common stock	(167,442)	—	(1,627)	—	—	—	(1,627)	—	(1,627)
Additions to common stock subject to redemption	—	—	(13,531)	—	—	—	(13,531)	—	(13,531)
Issuance of stock dividends	251,158	—	2,510	(2,510)	—	—	—	—	—
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(11)	(11)
Net loss		—	—	—	(6,104)	—	(6,104)	(3)	(6,107)
Other comprehensive income	—	—	—	—	—	841	841	—	841
BALANCE December 31, 2016	70,939,647	$71	$615,653	$(38,406)	$(23,788)	$841	$554,371	$84	$554,455
Gross proceeds from issuance of common stock	4,201,793	4	41,784	—	—	—	41,788	—	41,788
Discount on issuance of common stock	—	—	(16)	—	—	—	(16)	—	(16)
Stock-based compensation	25,500	—	267	—	—	—	267	—	267
Offering costs including dealer manager fees and stockholder servicing fees to affiliates	—	—	(3,414)	—	—	—	(3,414)	—	(3,414)
Distributions to common stockholders	—	—	—	(14,436)	—	—	(14,436)	—	(14,436)
Issuance of shares for distribution reinvestment plan	1,762,964	2	16,544	(16,546)	—	—	—	—	—
Repurchase of common stock	(413,842)	—	(3,798)	—	—	—	(3,798)	—	(3,798)
Additions to common stock subject to redemption	—	—	(12,748)	—	—	—	(12,748)	—	(12,748)
Issuance of stock dividends	269,774	—	2,549	(2,549)	—	—	—	—	—

Distributions to noncontrolling interest	—	—	—	—	—	—	—	(8)	(8)
Net income	—	—	—	—	9,585	—	9,585	3	9,588
Other comprehensive loss	—	—	—	—	—	(17)	(17)	—	(17)
BALANCE September 30, 2017	76,785,836	$77	$656,821	$(71,937)	$(14,203)	$824	$571,582	$79	$571,661
See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Nine Months Ended September 30,
	2017	2016
Operating Activities:
Net income (loss)	$9,588	$(6,702)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation of building and improvements	15,053	7,701
Amortization of tenant origination and absorption costs	17,657	11,209
Amortization of above and below market leases	(3,389)	(2,654)
Amortization of deferred financing costs	826	577
Deferred rent	(13,227)	(2,461)
Stock based compensation	267	—
Unrealized loss (gain) on interest rate swap	60	(168)
Change in operating assets and liabilities:
Other assets, net	3,730	(955)
Accrued expenses and other liabilities, net	(862)	1,126
Due to affiliates, net	1,345	328
Net cash provided by operating activities	31,048	8,001
Investing Activities:
Acquisition of properties, net	(44,234)	(254,336)
Restricted reserves	(20,251)	—
Payments for construction in progress	(407)	—
Real estate acquisition deposits	250	(4,050)
Net cash used in investing activities	(64,642)	(258,386)
Financing Activities:
Principal payoff of indebtedness - Credit Facility	—	(55,000)
Proceeds from borrowings - Credit Facility	14,300	17,900
Deferred financing costs	(30)	(54)
Issuance of common stock, net of offering costs	32,228	307,931
Repurchase of common stock	(3,798)	(1,436)
Distributions paid to common stockholders	(14,318)	(7,566)
Distributions paid to noncontrolling interests	(8)	(8)
Net cash provided by financing activities	28,374	261,767
Net (decrease) increase in cash and cash equivalents	(5,220)	11,382
Cash and cash equivalents at the beginning of the period	49,340	17,610
Cash and cash equivalents at the end of the period	$44,120	$28,992
Supplemental Disclosures of Significant Non-Cash Transactions:
Decrease in fair value swap agreement	$(17)	$(50)
Increase in Stockholder Servicing Fee Payable	$564	$14,281
Increase in distribution payable - common stock	$118	$694
Common stock issued pursuant to the distribution reinvestment plan	$16,546	$10,212
See accompanying notes.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

1. Organization
Griffin Capital Essential Asset REIT II, Inc., a Maryland corporation (the “Company”), was formed on November 20, 2013 under the Maryland General Corporation Law and qualified as a real estate investment trust (“REIT”) commencing with the year ended December 31, 2015. The Company was organized primarily with the purpose of acquiring single tenant net lease properties that are considered essential to the occupying tenant, and has used a substantial amount of the net proceeds from its initial public offering ("IPO") to invest in these properties. The Company’s year end is December 31.
Griffin Capital Company, LLC, a Delaware limited liability company (the “Sponsor”), is the sponsor of the Company. The Sponsor, which was formerly known as Griffin Capital Corporation, began operations in 1995 to principally engage in acquiring and developing office and industrial properties. Kevin A. Shields, the Company's Chief Executive Officer and Chairman of the Company's board of directors, controls the Sponsor.
Griffin Capital Essential Asset Advisor II, LLC, a Delaware limited liability company (the “Advisor”), was formed on November 19, 2013. Griffin Capital Real Estate Company, LLC, a Delaware limited liability company ("GRECO"), is the sole member of the Advisor and Griffin Capital, LLC, a Delaware limited liability company ("GC"), is the sole member of GRECO. The Sponsor is the sole member of GC. The Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company under the terms of the Advisory Agreement (as defined below). The Company's officers are also officers of the Advisor and officers of the Sponsor.
Griffin Capital Securities, LLC (the “Dealer Manager”) is a Delaware limited liability company and is a wholly-owned subsidiary of GC. The Dealer Manager is responsible for marketing the Company’s shares offered pursuant to the Company's public offerings.
The Company’s property manager is Griffin Capital Essential Asset Property Management II, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on November 19, 2013 to manage the Company’s properties, or provide oversight of other property managers engaged by the Company or an affiliate of the Company. The Property Manager derives substantially all of its income from the property management services it performs for the Company.
Griffin Capital Essential Asset Operating Partnership II, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on November 21, 2013. On February 11, 2014, the Advisor purchased a 99% limited partnership interest and special limited partnership interest in the Operating Partnership for $0.2 million and on February 11, 2014, the Company contributed the initial one thousand dollars capital contribution it received to the Operating Partnership in exchange for a 1% general partner interest.
The Operating Partnership owns, and will own, directly or indirectly, all of the properties acquired by the Company. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, Griffin Capital Essential Asset TRS II, Inc., a Delaware corporation (the “TRS”), formed on November 22, 2013, which is a wholly-owned subsidiary of the Operating Partnership. The TRS had no activity as of September 30, 2017.
In 2014, the Company registered $2.2 billion in common shares in its IPO, consisting of $2.0 billion in common shares to be offered to the public in the primary portion of the IPO and $200.0 million in common shares for sale pursuant to the Company's distribution reinvestment plan (“DRP”). (See Note 8, Equity, for additional details.) In September 2016, the Company's board of directors approved the close of the primary portion of the IPO effective January 20, 2017; however, the Company continued to offer shares pursuant to the DRP.
On April 6, 2017, the Company filed a Registration Statement on Form S-3 with the SEC for the registration of 3.0 million shares for sale pursuant to the DRP. The DRP may be terminated at any time upon 10 days’ prior written notice to stockholders, which may be provided through the Company's filings with the SEC.
On September 20, 2017, the Company commenced a follow-on offering of up to $2.2 billion of shares (the "Follow-On Offering"), consisting of up to $2.0 billion of shares in the Company's primary offering and $0.2 billion of shares pursuant to the DRP. The Company reclassified all Class T and Class I shares sold in the IPO as "Class AA" and "Class AAA" shares, respectively.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

The Company is offering to the public four new classes of shares of common stock: Class T shares, Class S shares, Class D shares and Class I shares (the "New Shares") with net asset value ("NAV") based pricing. The share classes have different selling commissions, dealer manager fees and ongoing distribution fees. The Company's board of directors, including a majority of the independent directors, has adopted valuation procedures that contain a comprehensive set of methodologies to be used in connection with the calculation of the NAV.
On September 20, 2017, an affiliate entity purchased 263,992 New Shares for $2.5 million.
The Company's charter authorizes up to 1,000,000,000 shares of stock, of which 800,000,000 shares are designated as common stock at $0.001 par value per share and 200,000,000 shares are designated as preferred stock at $0.001 par value per share. The Company's 800,000,000 shares of common stock are authorized as follows: 150,000,000 shares are classified as Class T shares, 150,000,000 shares are classified as Class S shares, 150,000,000 shares are classified as Class D shares, 150,000,000 shares are classified as Class I shares, 70,000,000 shares are classified as Class A shares, 120,000,000 shares are classified as Class AA shares and 10,000,000 shares are classified as Class AAA shares.
The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Follow-On Offering. On September 18, 2017, the Company and the Dealer Manager entered into a dealer manager agreement for the Follow-On Offering. The dealer manager agreement may be terminated by either party upon prior written notice. See Note 10, Related Party Transactions, for additional discussion.
The Company, the Operating Partnership and the Advisor were parties to an advisory agreement dated July 31, 2014, as amended by Amendment No. 1 to advisory agreement dated March 18, 2015, Amendment No. 2 to advisory agreement dated November 2, 2015, Amendment No. 3 to advisory agreement dated December 16, 2015, Amendment No. 4 to advisory agreement dated February 9, 2016 and Amendment No. 5 to advisory agreement dated June 14, 2017 (collectively, the "Original Advisory Agreement"), pursuant to which the Advisor agreed to provide certain services to the Company and the Operating Partnership, and the Company agreed to provide certain compensation to the Advisor in exchange for such services.
On September 20, 2017, the Company entered into an amended and restated advisory agreement (the "Advisory Agreement") with the Advisor and the Operating Partnership, which replaced the Original Advisory Agreement and modifies various provisions including the fees and expense reimbursements payable to the Advisor. See Note 10, Related Party Transactions, for additional details.
On September 20, 2017, the Company, as general partner of the Operating Partnership, entered into a Third Amended and Restated Limited Partnership Agreement of the Operating Partnership (the "Third Amended and Restated Operating Partnership Agreement") on behalf of itself and the limited partners. The Third Amended and Restated Operating Partnership Agreement is substantially similar to our prior limited partnership agreement, except that it has been updated to reflect changes to the distributions and fees to which the Advisor is entitled, include additional classes of Operating Partnership units, and make other conforming changes. See Note 10, Related Party Transactions, for additional details.
In connection with the Follow-On Offering, the Company's board of directors adopted an amended and restated DRP effective as of September 30, 2017 to include the New Shares under the DRP.
In connection with the Follow-On Offering, the Company’s board of directors adopted a share redemption program for the New Shares (the “New Share Redemption Program”). Under this program, stockholders of the New Shares are allowed to redeem their shares after a one-year holding period at a redemption price equal to the NAV per share for the applicable class generally on the 13th of the month immediately prior to the end of the applicable quarter. The IPO share redemption program remains available for stockholders who purchased shares in the Company’s IPO. (See Note 8, Equity, for additional details.)
2. Basis of Presentation and Summary of Significant Accounting Policies
There have been no significant changes to the Company’s accounting policies since the Company filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016 (except as noted below). For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K filed with the SEC.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. The unaudited consolidated financial statements include accounts and related adjustments of the Company, the Operating Partnership and the TRS, if applicable, which are, in the opinion of management, of a normal recurring nature and necessary for a fair presentation of the Company’s financial position for the interim period. All significant intercompany accounts and transactions have been eliminated in consolidation.
The consolidated financial statements of the Company include all accounts of the Company, the Operating Partnership, and its subsidiaries. Intercompany transactions are not shown on the consolidated statements. However, each property owning entity is a wholly owned subsidiary which is a special purpose entity, whose assets and credit are not available to satisfy the debts or obligations of any other entity, except to the extent required with respect to any co-borrower or guarantor under the same credit facility.
Revenue Recognition
Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate) have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved.
Tenant reimbursement revenue, which is comprised of additional amounts collected from tenants for the recovery of certain operating expenses, including repair and maintenance, property taxes and insurance, and capital expenditures, to the extent allowed pursuant to the lease (collectively, "Recoverable Expenses"), is recognized as revenue when the additional rent is due. Recoverable Expenses to be reimbursed by a tenant are determined based on the Company's estimate of the property's operating expenses for the year, pro rated based on leased square footage of the property, and are collected in equal installments as additional rent from the tenant, pursuant to the terms of the lease. At the end of each quarter, the Company reconciles the amount of additional rent paid by the tenant during the quarter to the actual amount of Recoverable Expenses incurred by the Company for the same period. The difference, if any, is either charged or credited to the tenant pursuant to the provisions of the lease. In certain instances, the lease may restrict the amount the Company can recover from the tenant such as a cap on certain or all property operating expenses.
Use of Estimates
The preparation of the unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Per Share Data
The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding, including common stock equivalents. As of September 30, 2017 and December 31, 2016, there were no material common stock equivalents that would have a dilutive effect on earnings (loss) per

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

share for common stockholders.
The Company retroactively adjusted the number of common shares outstanding in accordance with ASC 260-10, Earnings per Share. ASC 260-10 requires the computations of basic and diluted earnings per share shall be adjusted retroactively for all periods presented to reflect the change in capital structure, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the consolidated financial statements are issued or are available to be issued, the per-share computations for those and any prior-period consolidated financial statements presented shall be based on the new number of shares.
Segment Information
ASC Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about a public entity’s reportable segments. The Company internally evaluates all of the properties and interests therein as one reportable segment.
Recently Issued Accounting Pronouncements
In August 2017, the FASB issued an ASU that simplifies hedge accounting. The purpose of this updated guidance is to better align a company’s financial reporting for hedging activities with the economic objectives of those activities. For cash flow hedges that are highly effective, the new standard requires all changes (effective and ineffective components) in the fair value of the hedging instrument to be recorded in other comprehensive income and to be reclassified into earnings only when the hedged item impacts earnings. Current guidance requires a periodic recognition of hedge ineffectiveness in earnings.
Under existing standards a quantitative assessment is made on an ongoing basis to determine if a hedge is highly effective in offsetting changes in cash flows associated with the hedged item. Under the new standard, entities will still be required to perform an initial quantitative test. However, the new standard allows entities to elect to subsequently perform only a qualitative assessment unless facts and circumstances change.
The ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. For cash flow hedges in existence at the date of adoption, an entity is required to apply a cumulative-effect adjustment for previously recognized ineffectiveness from retained earnings to accumulated other comprehensive income, as of the beginning of the fiscal year when an entity adopts the amendments in this ASU.
The Company utilizes interest rate hedge agreements to hedge a portion of exposure to variable interest rates primarily associated with borrowings based on LIBOR. As a result, all interest rate hedge agreements are designated as cash flow hedges. During the three and nine months ended September 30, 2017 and September 30, 2016, the ineffectiveness related to the Company's interest rate hedge agreement was immaterial. Therefore, the Company does not believe this ASU would have an impact on operating results for the nine months ended September 30, 2017.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations, that clarified the definition of a business. The ASU is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company adopted this update on October 1, 2016.
In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU No. 2016-02"). ASU No. 2016-02 amends the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 will be effective beginning in the first quarter of 2019. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The accounting applied by a lessor is largely unchanged under ASU No. 2016-02. The Company is currently conducting an evaluation of the impact of the guidance on the Company's consolidated financial statements and related disclosures. The Company currently believes that the adoption of the standard will not significantly change the accounting for operating leases on the Company's consolidated balance sheets where the Company is the lessor, and that such leases will be accounted for in a similar method to existing standards with the underlying leased asset being reported and recognized as a real estate asset. The Company currently expects that certain non-lease components will need to be accounted for separately from

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

the lease components, with the lease components continuing to be recognized on a straight-line basis over the term of the lease and certain non-lease components (such as common area maintenance and provision of utilities) being accounted for under the new revenue recognition guidance in ASU No. 2014-09 discussed below, even when revenue for such non-lease components is not separately stipulated in the lease. The Company is evaluating whether the bifurcation of non-lease components will affect the timing or recognition of certain lease revenues.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 replaces substantially all industry-specific revenue recognition requirements and converges areas under this topic with International Financial Reporting Standards. ASU No. 2014-09 implements a five-step process for customer contract revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards. ASU No. 2014-09 also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows from contracts with customers. Other major provisions in ASU No. 2014-09 include capitalizing and amortizing certain contract costs, ensuring the time value of money is considered in the applicable transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. ASU No. 2014-09 was originally effective for reporting periods beginning after December 31, 2016 (for public entities). On April 1, 2015, the FASB voted to defer the effective date of ASU No. 2014-09 by one year, to annual reporting periods beginning after December 15, 2017. On July 9, 2015, the FASB affirmed its proposal to defer the effective date to annual reporting periods beginning after December 15, 2017, although entities may elect to adopt the standard as of the original effective date. The Company intends to adopt the guidance using the modified retrospective approach for the fiscal year beginning January 1, 2018. The Company anticipates no impact upon adoption of the new accounting guidance on its consolidated financial statements relating to the recognition of gains and losses on the sale of real estate assets as the Company’s current accounting for such transactions is consistent with the new guidance’s core principle. Rental income from leasing arrangements is a substantial portion of the Company’s revenue, is specifically excluded from ASU No. 2014-09 and will be governed by the applicable lease codification (ASU No. 2016-02). In conjunction with the adoption of the leasing guidance, the Company is currently in the process of evaluating certain variable payment terms included in these lease arrangements which are governed by ASU No. 2014-09.
In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments clarify how an entity should identify the unit of accounting (i.e., the specified good or service) for the principal versus agent evaluation, and how it should apply the control principle to certain types of arrangements, such as service transactions, by explaining what a principal controls before the specified good or service is transferred to the customer. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements of ASU No. 2014-09 described above. The Company intends to adopt the guidance using the modified retrospective approach for the fiscal year beginning January 1, 2018. The Company anticipates no impact upon adoption of the new accounting guidance on its consolidated financial statements relating to the recognition of reporting revenue gross versus net on its consolidated financial statements as the Company’s current accounting for such transactions is consistent with the new guidance’s core principle.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

3. Real Estate
As of September 30, 2017, the Company's real estate portfolio consisted of 27 properties (35 buildings) in 17 states consisting of office, industrial, distribution, and data center facilities with a combined acquisition value of $1.1 billion including the allocation of the purchase price to above and below-market lease valuation, encompassing approximately 7.3 million square feet.
Depreciation expense for buildings and improvements for the nine months ended September 30, 2017 was $15.0 million. Amortization expense for intangibles, including but not limited to, tenant origination and absorption costs for the nine months ended September 30, 2017, was $17.7 million.
The purchase price and other acquisition items for the properties acquired during the nine months ended September 30, 2017 are shown below.

							Paid to Advisor
Property	Location	Tenant/Major Lessee	Acquisition Date	Purchase Price		Approx. Square Feet	Acquisition Fees and Reimbursable Expenses (1)	Contingent Advisor Payment (2)	Year of Lease Expiration
Allstate	Lone Tree, CO	Allstate Insurance Company	1/31/2017	$14,750	(3)	70,300	$402	$273	2026
MISO	Carmel, IN	Midcontinent Independent System Operator, Inc.	5/15/2017	$28,600		133,400	$696	$529	2028

(1)
Under the Original Advisory Agreement, the fee consisted of a 2.0% base acquisition fee and acquisition expense reimbursement for actual acquisition expenses incurred, estimated to be approximately 1% of acquisition value.

(2)
Under the Original Advisory Agreement, the Advisor was entitled to receive an acquisition fee in an amount up to 3.85% of the contract purchase price for each property the Company acquired. The acquisition fee consisted of a 2.0% base acquisition fee and up to an additional 1.85% contingent advisor payment (the "Contingent Advisor Payment"); provided, however, that $5.0 million of amounts advanced by the Advisor for dealer manager fees and organizational and offering expenses (the "Contingent Advisor Payment Holdback") would be retained by the Company until the later of (a) the termination of the IPO, including any follow-on offerings where the Advisor provides up-front funding of offering fees, or (b) July 31, 2017, at which time such amount would be paid to the Advisor. On July 31, 2017, the Company paid to the Advisor the Contingent Advisor Payment Holdback of $5.0 million, which consisted of amounts previously advanced by the Advisor for dealer manager fees and organizational and offering expenses.

(3)	The purchase price for the Allstate property was $14.8 million, plus closing costs, less a credit in the amount of $0.4 million applied at closing.

Real Estate - Valuation and Purchase Price Allocation
The Company allocates the purchase price to the fair value of the tangible assets of a property by valuing the property as if it were vacant. This “as-if vacant” value is estimated using an income, or discounted cash flow, approach that relies upon Level 3 inputs, which are unobservable inputs based on the Company's review of the assumptions a market participant would use. These Level 3 inputs include discount rates, capitalization rates, market rents and comparable sales data for similar properties. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. In calculating the “as-if vacant” value for acquisitions completed during the nine months ended September 30, 2017, the Company used discount rates ranging from 5.75% to 8.25%.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

In determining the fair value of intangible lease assets or liabilities, the Company also considers Level 3 inputs. Acquired above and below-market leases are valued based on the present value of the difference between prevailing market rates and the in-place rates measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases, if applicable. The estimated fair value of acquired in-place at-market tenant leases are the costs that would have been incurred to lease the property to the occupancy level of the property at the date of acquisition. Such estimates include the value associated with leasing commissions, legal and other costs, as well as the estimated period necessary to lease such property that would be incurred to lease the property to its occupancy level at the time of its acquisition. Acquisition costs associated with asset acquisitions are capitalized in the period they are incurred.
The following summarizes the purchase price allocations for the properties acquired during the nine months ended September 30, 2017:

Property(1)	Land	Building and Improvements	Tenant Origination and Absorption Cost	In-Place Lease Valuation Above Market	In-Place Lease Valuation (Below) Market	Total
Allstate	$1,808	$9,071	$5,019	$—	$(1,001)	$14,897
MISO	$3,104	$18,077	$7,937	$218	$—	$29,336

(1)
The Company evaluated the transactions above under the clarified framework for determining whether an integrated set of assets and activities meets the definition of a business, pursuant to ASU No. 2017-01, Business Combinations, issued in January 2017, which the Company early-adopted effective October 1, 2016. Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions. Since the transactions above lacked a substantive process, the transactions did not meet the definition of a business and consequently were accounted for as asset acquisitions. The Company allocated the total consideration (including acquisition costs of approximately $1.2 million) to the individual assets and liabilities acquired on a relative fair value basis.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

Future Minimum Contractual Rent Payments
The future minimum contractual rent payments pursuant to the current lease terms are shown in the table below. The Company's current leases have expirations ranging from 2020 to 2044.

As of September 30, 2017
Remaining 2017	$16,734
2018	71,707
2019	78,887
2020	80,492
2021	72,677
Thereafter	602,341
$922,838
Intangibles
The Company allocated a portion of the acquired real estate asset value to in-place lease valuation and tenant origination and absorption cost. The in-place lease was measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition. The intangible assets are amortized over the remaining lease terms of the respective properties, which on a weighted-average basis, was approximately 10.6 and 11.4 years as of September 30, 2017 and December 31, 2016, respectively.

	September 30, 2017	December 31, 2016
In-place lease valuation (above market)	$4,046	$3,828
In-place lease valuation (above market), accumulated amortization	(659)	(300)
Intangible assets, net	$3,387	$3,528
In-place lease valuation (below market)	$(62,070)	$(61,069)
In-place lease valuation (below market) - accumulated amortization	9,498	5,750
In-place lease valuation (below market), net	$(52,572)	$(55,319)
Tenant origination and absorption cost	$240,364	$227,407
Tenant origination and absorption cost - accumulated amortization	(41,066)	(23,409)
Tenant origination and absorption cost, net	$199,298	$203,998
The amortization of the intangible assets and other leasing costs for the respective periods is as follows:

	Amortization (income) expense for the nine months ended September 30,
	2017	2016
In-place lease valuation	$(3,389)	$(2,654)
Tenant origination and absorption cost	$17,657	$11,209

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

The following table sets forth the estimated annual amortization (income) expense for in-place lease valuation, and tenant origination and absorption costs as of September 30, 2017 for the next five years:

Year	In-Place Lease Valuation	Tenant Origination and Absorption Costs
Remaining 2017	$(1,174)	$6,050
2018	$(4,695)	$24,198
2019	$(4,695)	$24,198
2020	$(4,695)	$24,198
2021	$(3,799)	$19,715

4. Debt
As of September 30, 2017 and December 31, 2016, the Company's debt and related deferred financing costs consisted of the following:

	September 30, 2017	December 31, 2016	Contractual Interest Rate (1)	Payment Type	Loan Maturity	Effective Interest Rate (4)
Revolving Credit Facility	$347,758	$333,458	2.74%	Interest Only	December 2019 (2)	2.96%
AIG Loan	126,970	126,970	4.15%	Interest Only (3)	November 2025	4.22%
Total Debt	474,728	460,428
Unamortized deferred financing costs	(3,160)	(3,956)
Total Debt, net	$471,568	$456,472

(1)
The 2.74% contractual interest rate is based on a 360-day year, pursuant to the Revolving Credit Facility. The 2.78% weighted-average interest rate is based on a 365-day year. As discussed below, the interest rate on the Revolving Credit Facility (as defined below) is a one-month LIBO Rate + 1.50%. As of September 30, 2017, the LIBO Rate was 1.24%. Including the effect of an interest rate swap agreement with a notional amount of $100.0 million, the weighted average interest rate as of September 30, 2017 was approximately 3.04% for the Company's fixed-rate and variable-rate debt combined.

(2)
The Revolving Credit Facility has an initial term of four years, maturing on December 12, 2018, and may be extended for a one-year period if certain conditions are met and upon payment of an extension fee. See discussion below.

(3)	The AIG Loan (as defined below) requires monthly payments of interest only, at a fixed rate, for the first five years and fixed monthly payments of principal and interest thereafter.

(4)	Reflects the effective interest rate at September 30, 2017 and includes the effect of amortization of deferred financing costs.
Revolving Credit Facility
On December 12, 2014, the Company, through the Operating Partnership, entered into a revolving credit agreement (the “Revolving Credit Facility”), co-led by KeyBank, N.A. ("KeyBank") and JPMorgan Chase Bank, N.A. with KeyBank as administrative agent, JPMorgan Chase Bank, N.A. as syndication agent, and a syndicate of lenders. Pursuant to the Revolving Credit Facility, the Company was provided with an initial commitment of $250.0 million, which commitment may be increased under certain circumstances up to a maximum total commitment of $1.25 billion. On August 11, 2015, the Company exercised its right under the credit agreement to increase the total commitments from $250.0 million to $410.0 million.
On November 22, 2016, the Company, through the Operating Partnership, entered into an amendment (the "Increase Agreement") to the Revolving Credit Facility with KeyBank as administrative agent; Bank of America, N.A., SunTrust Bank, Capital One, National Association ("Capital One"), and Wells Fargo Bank, National Association, as co-syndication agents; and KeyBanc Capital Markets, Merrill Lynch, Pierce, Fenner and Smith Incorporated, SunTrust Robinson Humphrey, Inc., Capital One, and Wells Fargo Securities, LLC as joint lead arrangers and joint bookrunners to exercise its right under the Revolving Credit Facility to increase the total commitments from $410.0 million to $550.0 million. In connection with the Increase Agreement, the Company, through the Operating Partnership, also entered into a Joinder Agreement with KeyBank and U.S.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

Bank National Association ("U.S. Bank"), for the admission of U.S. Bank as a lender with a commitment of $50.0 million under the Revolving Credit Facility (the "Joinder Agreement"). With the admission of U.S. Bank, JPMorgan Chase Bank, N.A. terminated its commitment under the Revolving Credit Facility and no longer serves as a lender, syndication agent, joint bookrunner, or joint lead arranger under the Revolving Credit Facility.
AIG Loan
On October 22, 2015, six special purpose entities that are wholly-owned by the Operating Partnership entered into promissory notes with The Variable Annuity Life Insurance Company, American General Life Insurance Company, and the United States Life Insurance Company (collectively, the "Lenders"), pursuant to which the Lenders provided such special purpose entities with a loan in the aggregate amount of approximately $127.0 million (the "AIG Loan").
Debt Covenant Compliance
Pursuant to the terms of the Revolving Credit Facility and AIG Loan, the Company is subject to certain loan compliance covenants. The Company was in compliance with all applicable covenants as of September 30, 2017.
5. Interest Rate Contracts
Risk Management Objective of Using Derivatives
The Company is exposed to certain risks arising from both business operations and economic conditions. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of debt funding and the use of derivative financial instruments. Specifically, the Company entered into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by expected cash payments principally related to borrowings and interest rates. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The Company does not use derivatives for trading or speculative purposes.
Derivative Instrument
On February 25, 2016, the Company entered into an interest rate swap agreement to hedge the variable cash flows associated with the LIBO Rate-based variable-rate debt, on the Company's Revolving Credit Facility. The interest rate swap is effective for the period from April 1, 2016 to December 12, 2018 with a notional amount of $100.0 million.
The effective portion of the change in fair value of derivatives designated and qualifying as cash flow hedges is initially recorded in accumulated other comprehensive income ("AOCI") and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on our variable-rate debt.
The following table sets forth a summary of the interest rate swap at September 30, 2017 and December 31, 2016:

				Fair value (1)
Derivative Instrument	Effective Date	Maturity Date	Interest Strike Rate	September 30, 2017	December 31, 2016
Assets
Interest Rate Swap	4/1/2016	12/12/2018	0.74%	$920	$996

(1)
The Company records all derivative instruments on a gross basis on the consolidated balance sheets, and accordingly, there are no offsetting amounts that net assets against liabilities. As of September 30, 2017, the Company's derivative was in an asset position, and as such, the fair value is included in the line item "Other Assets, net" on the consolidated balance sheet.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

The following table sets forth the impact of the interest rate swap on the consolidated statements of operations for the nine months ended September 30, 2017:

Nine Months Ended September 30, 2017
Interest Rate Swap in Cash Flow Hedging Relationship:
Amount of loss recognized in AOCI on derivative (effective portion)	$190
Amount of (gain) reclassified from AOCI into earnings under “Interest expense” (effective portion)	$(207)
Amount of (loss) recognized in earnings under “Interest expense” (ineffective portion and amount excluded from effectiveness testing)	$(60)
During the twelve months subsequent to September 30, 2017, the Company estimates that an additional $0.7 million of income will be recognized from AOCI into earnings.
Our agreement with the derivative counterparty contains a provision where if the Company defaults on any of the Company's indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender within a specified time period, then the Company could also be declared in default on its derivative obligation.
As of September 30, 2017, the fair value of interest rate swap was in an asset position excluding any adjustment for nonperformance risk related to our derivative counterparty agreement, which was approximately $0.9 million. As of September 30, 2017, the Company had not posted any collateral related to our derivative counterparty agreement.
6. Fair Value Measurements
The Company is required to disclose fair value information about all financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate fair value. The Company measures and discloses the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participant assumptions. This hierarchy consists of three broad levels, as follows: (i) quoted prices in active markets for identical assets or liabilities, (ii) "significant other observable inputs," and (iii) "significant unobservable inputs." "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity’s own assumptions, since there is little, if any, related market activity. In instances in which the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers between the levels in the fair value hierarchy during the nine months ended September 30, 2017.
The following table sets forth the assets that the Company measures at fair value on a recurring basis by level within the fair value hierarchy as of September 30, 2017:

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
Interest Rate Swap at:
September 30, 2017	$920	$—	$920	$—
December 31, 2016	$996	$—	$996	$—
Financial instruments as of September 30, 2017 consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, other accrued expenses, and borrowings. With the exception of the mortgage loan in the table below, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value as of September 30, 2017. The fair value of the mortgage loan is estimated by discounting the loan’s principal balance over the remaining term of the mortgage using current borrowing rates available to the Company for debt instruments

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

with similar terms and maturities. The Company determined that the mortgage loan valuation in its entirety is classified in Level 2 of the fair value hierarchy, as the fair value is based on current pricing for debt with similar terms as the in-place debt, and there were no transfers into and out of fair value measurement levels during the nine months ended September 30, 2017 and for the year ended December 31, 2016.

	September 30, 2017		December 31, 2016
	Fair Value	Carrying Value (1)	Fair Value	Carrying Value (1)
AIG Loan	$122,411	$126,970	$120,322	$126,970

(1)	The carrying value of the AIG Loan does not include deferred financing costs as of September 30, 2017 and December 31, 2016. See Note 4, Debt, for details.
7. Accrued Expenses and Other Liabilities
Accrued expenses and other liabilities consisted of the following as of September 30, 2017 and December 31, 2016:

	September 30, 2017	December 31, 2016
Prepaid rent	$4,966	$9,484
Leasing commission payable	3,783	3,783
Accrued Property Taxes	3,683	2,678
Other liabilities	9,023	5,582
Total	$21,455	$21,527
8. Equity
Status of Offerings
On January 20, 2017, the Company closed the primary portion of the IPO; however, the Company continued to offer shares pursuant to the DRP.
On April 6, 2017, the Company filed a Registration Statement on Form S-3 with the SEC for the registration of 3.0 million shares for sale pursuant to the DRP. The DRP may be terminated at any time upon 10 days’ prior written notice to stockholders, which may be provided through the Company's filings with the SEC.
On September 20, 2017, the Company commenced the Follow-On Offering of up to $2.2 billion of shares consisting of up to $2.0 billion of shares in the Company's primary offering and $0.2 billion of shares pursuant to the DRP. The Company reclassified all Class T and Class I shares sold in the IPO as "Class AA" and "Class AAA" shares, respectively.
Share Classes
Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares and Class AAA shares vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of the Company's stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

The following table summarizes shares issued and gross proceeds for each share class as of September 30, 2017 and outstanding shares as of September 30, 2017 and December 31, 2016:

	Class T	Class S	Class D	Class I	Class A	Class AA	Class AAA	Total
Gross proceeds from primary portion of offerings	$3	$3	$3	$2,493	$240,780	$474,858	$8,379	$726,519
Gross proceeds from DRP	$—	$—	$—	$4	$17,860	$18,178	$250	$36,292
Shares issued in primary portion of offerings	264	264	264	263,200	24,199,760	47,562,870	901,225	72,927,847
DRP shares issued	—	—	—	418	1,888,742	1,929,510	26,620	3,845,290
Stock distribution shares issued	—	—	—	—	263,641	300,165	4,677	568,483
Restricted stock units issued	—	—	—	—	—	—	25,500	25,500
Total redemptions	—	—	—	—	(415,143)	(166,141)	—	(581,284)
Total Shares outstanding as of 9/30/2017	264	264	264	263,618	25,937,000	49,626,404	958,022	76,785,836
Total Shares outstanding as of 12/31/2016	—	—	—	—	25,562,982	44,595,631	781,034	70,939,647
Offering and Organizational Costs
Pursuant to the Advisory Agreement, in no event will the Company be obligated to reimburse the Advisor for organizational and offering costs incurred in connection with the Follow-On Offering totaling in excess of 15% (including selling commissions, dealer manager fees, distribution fees and non-accountable due diligence expense allowance but excluding acquisition expenses or any fees, if ever applicable) of the gross proceeds raised in the Follow-On Offering (excluding gross proceeds from the DRP). If the organizational and offering costs exceeded such limits discussed above, within 60 days after the end of the month in which the Follow-On Offering terminated or was completed, the Advisor would have been obligated to reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities Administrators Association (“NASAA REIT Guidelines”), such limitation discussed above will also apply to any future public offerings. As of September 30, 2017, organizational and offering costs relating to the Follow-On Offering were 59.3% of gross offering proceeds, including selling commissions, dealer manager fees and distribution fees. Therefore, if the Follow-On Offering was terminated on September 30, 2017, the Advisor would be liable for organizational and offering costs incurred by the Company of approximately $1.1 million. Approximately $0.7 million of organizational and offering costs the Advisor is liable for as of September 30, 2017 is deducted from "Due to Affiliates" and the remaining $0.4 million is included in "Other Assets, net" on the consolidated balance sheet.
Organizational and offering costs incurred as of September 30, 2017, including those incurred by the Company and due to the Advisor, for the Follow-On Offering are as follows:

September 30, 2017
Cumulative offering costs	$1,196
Cumulative organizational costs	$287
Organizational and offering costs advanced by the Advisor	$990
Organizational and offering costs paid by the Company	493
Adjustment to organizational and offering costs pursuant to the limitation:
Reduction in due to affiliates	(740)
Due from affiliates	(368)
Net due to Advisor	$375
As of September 30, 2017, organizational and offering costs incurred by the Company related to the IPO were approximately $75.1 million. In addition, the total outstanding amounts of the Contingent Advisor Payment Holdback as of September 30, 2017 and December 31, 2016 were $0.2 million and $5.4 million, respectively.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

Amendment and Restatement of Distribution Reinvestment Plan
In connection with the Follow-On Offering, on September 8, 2017, the Company's board of directors amended and restated the DRP effective as of September 30, 2017, to include the New Shares under the DRP. The amended and restated DRP allows stockholders to have distributions otherwise distributable to them invested in additional shares of common stock of the same class. No selling commissions, dealer manager fees or stockholder servicing fees are paid on shares sold through the DRP, but the DRP shares will be charged the applicable distribution fee payable with respect to all shares of the applicable class. The purchase price per share under the DRP is equal to the NAV per share applicable to the class of shares purchased, calculated as of the distribution date.
IPO Shares - Share Redemption Program
The Company has a share redemption program for holders of Class A, Class AA, and Class AAA shares ("IPO Shares") who have held their shares for less than four years, which enables IPO stockholders to sell their shares back to the Company in limited circumstances ("IPO Share Redemption Program"). The Company's IPO Share Redemption Program permits stockholders to submit their IPO Shares for redemption after they have held them for at least one year, subject to the significant conditions and limitations described below.
There are several restrictions under the IPO Share Redemption Program. A stockholder generally has to hold his or her shares for one year before submitting shares for redemption under the program; however, the Company may waive the one-year holding period in the event of the death, qualifying disability or bankruptcy of a stockholder. In addition, the Company will limit the number of IPO Shares redeemed pursuant to the IPO Share Redemption Program as follows: (1) during any calendar year, the Company will not redeem in excess of 5% of the weighted average number of IPO Shares outstanding during the prior calendar year; and (2) funding for the redemption of shares will be limited to the amount of net proceeds the Company receives from the sale of IPO Shares under the Company's DRP. These limits may prevent the Company from accommodating all requests made in any year. In addition, stockholders holding IPO Shares for four years or longer will be eligible to utilize the share redemption program for the New Shares, and redeem at 100% of the NAV of the applicable share class. During the three and nine months ended September 30, 2017 and 2016, the Company redeemed shares of its outstanding common stock as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Period	2017	2016	2017	2016
Shares of common stock redeemed	146,083	128,049	413,842	147,553
Weighted average price per share	$9.06	$9.71	$9.18	$9.73
As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may be able to have all or a portion consisting of at least 25% of their shares of stock redeemed by the Company. Share redemption requests must be received by the Company no later than the last business day of the calendar quarter, and shares generally will be redeemed on the last business day of the month following such calendar quarter. The redemption price per IPO Share is expected to be the redemption rate set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price per IPO Share
Less than 1 year	No Redemption Allowed
After one year from the purchase date	90.0% of the Redemption Amount (as defined below)
After two years from the purchase date	95.0% of the Redemption Amount
After three years from the purchase date	97.5% of the Redemption Amount
After four years from the purchase date	100.0% of the Redemption Amount
The Redemption Amount for shares purchased under the Company's IPO Share Redemption Program shall be the lesser of (i) the amount the stockholder paid for their shares or (ii) the NAV of the shares. Shares redeemed in connection with the death or qualifying disability of a stockholder may be repurchased at the purchase price of such shares. The redemption price per share will be reduced by the aggregate amount of net proceeds per share, if any, distributed to the stockholders prior to the

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

repurchase date as a result of a “special distribution.” While the board of directors does not have specific criteria for determining a special distribution, the Company expects that a special distribution will only occur upon the sale of a property and the subsequent distribution of the net sale proceeds. The redemption price per share is subject to adjustment as determined from time to time by the board of directors.
As the use of the proceeds from the DRP related to the IPO shares for redemptions is outside the Company’s control, the net proceeds from the DRP related to the IPO shares are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the DRP related to the IPO shares, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above, the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s DRP related to the IPO shares. As of September 30, 2017, $29.1 million of common stock was available for redemption and $1.7 million of common stock was reclassified from redeemable common stock to accrued expenses and other liabilities in the consolidated balance sheet as of September 30, 2017.
New Share Redemption Program
In connection with the Follow-On Offering, the Company’s board of directors adopted the New Share Redemption Program for the New Shares (and IPO Shares that have been held for four years or longer). Under the New Share Redemption Program, the Company will redeem shares as of the last business day of each quarter. The redemption price will be equal to the NAV per share for the applicable class generally on the 13th of the month immediately prior to the end of the applicable quarter. Redemption requests exceeding the quarterly cap will be filled on a pro rata basis. There are several restrictions under the New Share Redemption Program. Stockholders generally have to hold their shares for one year before submitting their shares for redemption under the program; however, the Company will waive the one-year holding period in the event of the death or qualifying disability of a stockholder. Shares issued pursuant to the DRP are not subject to the one-year holding period. In addition, the New Share Redemption Program generally imposes a quarterly cap on aggregate redemptions of the New Shares (and IPO shares that have been held for four years or longer) equal to a value of up to 5% of the aggregate NAV of the outstanding shares of such classes as of the last business day of the previous quarter. As the value on the aggregate redemptions of the New Shares is outside the Company's control, the 5% quarterly cap is considered to be temporary equity and is presented as the common stock subject to redemption on the accompanying consolidated balance sheets. As of September 30, 2017, the quarterly cap was zero.
The Company’s board of directors has the right to modify or suspend the New Share Redemption Program upon 30 days' notice at any time if it deems such action to be in the Company’s best interest and the best interest of the Company’s stockholders. Any such modification or suspension will be communicated to stockholders through the Company’s filings with the SEC.
Share-Based Compensation
The Company’s board of directors adopted a long-term incentive plan (“Plan”), which provides for the grant of awards to the Company's directors and full-time employees (should the Company ever have employees), directors and full-time employees of the Advisor and affiliate entities that provide services to the Company, and certain consultants that provide services to the Company, the Advisor, or affiliate entities. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights, distribution equivalent rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. The term of the Plan is ten years and the total number of shares of common stock reserved for issuance under the Plan will be equal to 10% of the outstanding shares of stock at any time, not to exceed 10,000,000 shares in the aggregate. During the first quarter of 2017, the Company issued an aggregate of 15,000 shares of restricted stock to the Company's independent directors. These restricted shares fully vested upon issuance.
On June 14, 2017, the Company issued 7,000 shares of restricted stock to each of the Company's independent directors, subject to the independent director's continued service as a director of the Company. Half of the restricted shares vested upon issuance, and the remaining half will vest over a one year period. The Company measured and began recognizing director compensation expense for the 36,000 shares of restricted stock granted during 2017, subject to the vesting period.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

9. Noncontrolling Interests
Noncontrolling interests represent limited partnership interests in the Operating Partnership. The Operating Partnership issued 20,000 limited partnership units for $10.00 per unit on February 11, 2014, to the Advisor in exchange for the initial capitalization of the Operating Partnership. As of September 30, 2017, noncontrolling interests were approximately 0.03% of total shares and of weighted average shares outstanding (both measures assuming limited partnership units were converted to common stock).
The Company evaluates individual noncontrolling interests for the ability to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets at the time such interests are issued and on a continual basis. Any noncontrolling interest that fails to qualify as permanent equity will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.
The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, the Company may purchase such limited partners' limited partnership units by issuing one share of common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported on the consolidated balance sheets as noncontrolling interests.
The following summarizes the activity for noncontrolling interests for the nine months ended September 30, 2017 and the year ended December 31, 2016:

	Nine Months Ended September 30, 2017	December 31, 2016
Beginning balance	$84	$98
Distributions to noncontrolling interests	(8)	(11)
Net income (loss)	3	(3)
Ending balance	$79	$84

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

10. Related Party Transactions
The following table summarizes due to affiliates as of December 31, 2016 and the related party costs and fees incurred, paid and due to affiliates as of and for the nine months ended September 30, 2017:

	December 31, 2016	Nine Months Ended September 30, 2017
	Payable	Incurred	Paid	Payable
Advisor and Property Manager fees
Acquisition fees and expenses (1)	$—	$1,099	$1,099	$—
Operating expenses	18	1,677	609	1,086
Advisory/Asset management fees	807	8,300	8,236	871
Property management fees	143	1,347	1,338	152
Performance fees	—	213	—	213
Organizational and offering expenses	—	250	—	250
Other costs advanced by the Advisor	12	604	389	227
Selling commissions(2)	54	1,127	1,181	—
Dealer Manager fees(2)	18	393	411	—
Stockholder servicing fee(3)	16,020	565	3,226	13,359
Advisor Advances(4):
Organization and offering expenses	2,477	136	2,441	172
Dealer Manager fees	2,932	791	3,723	—
Total	$22,481	$16,502	$22,653	$16,330

(1)
Effective September 20, 2017, the Advisor is not entitled to acquisition fees, disposition fees or financing fees; provided, however, that the Advisor will receive the compensation set forth in the Original Advisory Agreement for the Company’s investment in an approximately 1,000,000 square foot property located at 39000 Amrheim Road, Livonia, Michigan 48150 with a total transaction price of approximately $80 million.

(2)
On September 18, 2017, the Company and the Dealer Manager entered into a dealer manager agreement for the Follow-On Offering. See the "Dealer Manager Agreement" section below for details regarding selling commissions and dealer manager fees.

(3)
The Dealer Manager continues to receive a stockholder servicing fee with respect to Class AA shares as detailed in the Company's IPO prospectus. The stockholder servicing fee is paid quarterly and accrues daily in an amount equal to 1/365th of 1.0% of the NAV per share of the Class AA shares, up to an aggregate of 4% of the gross proceeds of Class AA shares sold. The Company will cease paying the stockholder servicing fee with respect to the Class AA shares at the earlier of (i) the date at which the aggregate underwriting compensation from all sources equals 10% of the gross proceeds from the sale of shares in Company's IPO (excluding proceeds from sales pursuant to the related DRP); (ii) the fourth anniversary of the last day of the fiscal quarter in which the Company's IPO terminated; (iii) the date that such Class AA share is redeemed or is no longer outstanding; and (iv) the occurrence of a merger, listing on a national securities exchange, or an extraordinary transaction.

(4)
Pursuant to the Original Advisory Agreement, commencing November 2, 2015, the Company remained obligated to reimburse the Advisor for organizational and offering costs incurred after such date. Terms of the organizational and offering costs are included in the Company's 2016 Annual Report on Form 10-K filed on March 15, 2017.

Advisory Agreement
In connection with the Follow-On Offering, on September 20, 2017, the Company entered into the Advisory Agreement with the Advisor and the Operating Partnership. The Advisory Agreement is substantially similar to the Original Advisory Agreement, except that the Company will not pay the Advisor any acquisition, financing or other similar fees from proceeds raised in the Follow-On Offering in connection with making investments and will instead pay the Advisor an advisory fee that will be payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 1.25% of the NAV for each class of common stock for each day.
Performance Distribution
So long as the Advisory Agreement has not been terminated (including by means of non-renewal), the Advisor will hold a special limited partner interest in the Operating Partnership that entitles it to receive a distribution from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5.5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined below). Such distribution will be made annually and accrue daily.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

Specifically, the Advisor will be entitled to a performance distribution in an amount equal to:
- First, if the Total Return for the applicable period exceeds the sum of (i) the Hurdle Amount for that period and (ii) the Loss Carryforward Amount (any such excess, "Excess Profits"), 100% of such annual Excess Profits until the total amount distributed to the Advisor equals 12.5% of the sum of (x) the Hurdle Amount for that period and (y) any amount distributed to the Advisor pursuant to this clause (this is commonly referred to as a "Catch-Up"); and
- Second, to the extent there are remaining Excess Profits, 12.5% of such remaining Excess Profits.
"Total Return" for any period since the end of the prior calendar year shall equal the sum of:
(i) all distributions accrued or paid (without duplication) on the Operating Partnership units outstanding at the end of such period since the beginning of the then current calendar year plus (ii) the change in aggregate NAV of such units since the beginning of the year, before giving effect to (x) changes resulting solely from the proceeds of issuances of Operating Partnership units, (y) any allocation/accrual of the performance distribution and (z) applicable distribution fee and stockholder servicing fee expenses (including any payments made to us for payment of such expenses).
For the avoidance of doubt, the calculation of the Total Return will (i) include any appreciation or depreciation in the NAV of units issued during the then current calendar year but (ii) exclude the proceeds from the initial issuance of such units.
"Hurdle Amount" for any period during a calendar year means that amount that results in a 5.5% annualized internal rate of return on the NAV of the Operating Partnership units outstanding at the beginning of the then current calendar year and all Operating Partnership units issued since the beginning of the then current calendar year, taking into account the timing and amount of all distributions accrued or paid (without duplication) on all such units and all issuances of the Operating Partnership units over the period and calculated in accordance with recognized industry practices. The ending NAV of the Operating Partnership units used in calculating the internal rate of return will be calculated before giving effect to any allocation/accrual of the performance distribution and applicable distribution fee and stockholder servicing fee expenses. For the avoidance of doubt, the calculation of the Hurdle Amount for any period will exclude any Operating Partnership units redeemed during such period, which units will be subject to the performance distribution upon redemption as described below.
Except as described in the Loss Carryforward Amount below, any amount by which the Total Return falls below the Hurdle Amount will not be carried forward to subsequent periods.
"Loss Carryforward Amount" shall initially equal zero and shall cumulatively increase by the absolute value of any negative annual Total Return and decrease by any positive annual Total Return, provided that the Loss Carryforward Amount shall at no time be less than zero and provided further that the calculation of the Loss Carryforward Amount will exclude the Total Return related to any Operating Partnership units redeemed during such year, which units will be subject to the performance distribution upon redemption as described below. The effect of the Loss Carryforward Amount is that the recoupment of past annual Total Return losses will offset the positive annual Total Return for purposes of the calculation of the Advisor’s performance distribution. This is referred to as a "High Water Mark."
The Advisor will also be allocated a performance distribution with respect to all Operating Partnership units that are redeemed at the end of any quarter (in connection with redemptions of the Company's shares in the share redemption programs) in an amount calculated as described above with the relevant period being the portion of the year for which such unit was outstanding, and proceeds for any such unit redemption will be reduced by the amount of any such performance distribution. Distributions on the performance distribution may be paid in cash or Class I units, at the election of the Advisor. In 2017, the performance distribution will be prorated for the portion of the calendar year that the Follow-On Offering is effective.
Operating Expenses
The Advisor and its affiliates are entitled to reimbursement for certain expenses incurred on behalf of the Company in connection with providing administrative services, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year, unless the Company’s board of directors has determined that such excess expenses were justified based on unusual and non-recurring factors.
The Company reimbursed the Advisor and its affiliates a portion of the compensation paid by the Advisor and its affiliates for the Company's principal financial officer, Javier F. Bitar, executive vice president, David C. Rupert, and vice president and general counsel, Mary P. Higgins of approximately $0.2 million and $0.1 million, which is included in offering costs for the nine months ended September 30, 2017 and 2016, for services provided to the Company, for which the Company does not pay the Advisor a fee.
In addition, the Company incurred approximately $0.1 million in reimbursable expenses to the Advisor for services provided to the Company by certain of its other executive officers for each of the nine months ended September 30, 2017 and 2016. The reimbursable expenses include components of salaries, bonuses, benefits and other overhead charges and are based on the percentage of time each executive officer spends on the Company's affairs.
Dealer Manager Agreement
The Company entered into a dealer manager agreement and associated form of participating dealer agreement (the "Dealer Manager Agreement") with the Dealer Manager. The terms of the Dealer Manager Agreement are substantially similar to the terms of the dealer manager agreement from the Company's IPO, except as it relates to the share classes offered and the fees to be received by the Dealer Manager (terms of the previous dealer manager agreement are included in the Company's 2016 Annual Report on Form 10-K filed on March 15, 2017). Pursuant to the Dealer Manager Agreement, the Company will pay to the Dealer Manager selling commissions of up to 3.0% of the total purchase price for each sale of Class T shares and selling commissions of up to 3.5% of the total purchase price for each sale of Class S shares. The Company will not pay to the Dealer Manager any selling commissions in respect of the purchase of any Class D shares, Class I shares or DRP shares. The Company also will pay to the Dealer Manager dealer manager fees of up to 0.5% of the total purchase price for each sale of Class T shares. The Company will not pay to the Dealer Manager any dealer manager fees in respect of the purchase of any Class S shares, Class D shares, Class I shares or DRP shares. Substantially all of the selling commissions and dealer manager fees may be reallowed by the Dealer Manager to the participating broker-dealers who sold the shares giving rise to such selling commissions and dealer manager fees.
Distribution Fees
Subject to Financial Industry Regulatory Authority, Inc.'s, limitations on underwriting compensation, under the Dealer Manager Agreement the Company will pay the Dealer Manager a distribution fee for ongoing services rendered to stockholders by participating broker-dealers or broker-dealers servicing investors’ accounts, referred to as servicing broker-dealers: (i) with respect to the outstanding Class T shares equal to 1/365th of 1.0% of the NAV of the outstanding Class T shares for each day, consisting of an advisor distribution fee of 1/365th of 0.75% and a dealer distribution fee of 1/365th of 0.25% of the NAV of the Class T shares for each day; (ii) with respect to the outstanding Class S shares equal to 1/365th of 1.0% of the NAV of the outstanding Class S shares for each day; and (iii) with respect to the outstanding Class D shares equal to 1/365th of 0.25% of the NAV of the outstanding Class D shares for each day. The Company will not pay a distribution fee with respect to the outstanding Class I shares.
The distribution fees will accrue daily and be paid monthly in arrears. The Dealer Manager will reallow the distribution fees to participating broker-dealers and servicing broker-dealers for ongoing services performed by such broker-dealers, and will retain any such distribution fees to the extent a broker-dealer is not eligible to receive them for failure to provide such services.
The Company will cease paying the distribution fee with respect to any Class T share, Class S share or Class D share held in a stockholder's account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total selling commissions, dealer manager fees and distribution fees paid with respect to all shares from the Follow-On Offering held by such stockholder within such account would exceed, in the aggregate, 9.0% (or a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under the DRP with respect thereto). At the end of such

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

month, such Class T share, Class S share or Class D share (and any shares issued under the DRP with respect thereto) will convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
In addition, the Company will cease paying the distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of the Company's shares, (ii) a merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of the Company's assets, including any liquidation of the Company or (iii) the date following the completion of the primary portion of the Follow-On Offering on which, in the aggregate, underwriting compensation from all sources in connection with the Follow-On Offering, including selling commissions, dealer manager fees, the distribution fee and other underwriting compensation, is equal to 9% of the gross proceeds from the Company's primary offering.
Property Management Agreement
In the event that the Company contracts directly with non-affiliated third party property managers with respect to its individual properties, the Company pays the Property Manager an oversight fee equal to 1.0% of the gross revenues of the property managed, plus reimbursable costs as applicable. Reimbursable costs and expenses include wages and salaries and other expenses of employees engaged in operating, managing and maintaining the Company's properties, as well as certain allocations of office, administrative, and supply costs. In the event that the Company contracts directly with the Property Manager with respect to a particular property, the Company pays the Property Manager aggregate property management fees of up to 3.0%, or greater if the lease so allows, of gross revenues received for management of the Company's properties, plus reimbursable costs as applicable. These property management fees may be paid or re-allowed to third party property managers if the Property Manager contracts with a third party. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.
In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5.0% of the cost of improvements. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services.
Conflicts of Interest
The Sponsor, Advisor, Property Manager and their officers and certain of their key personnel and their respective affiliates currently serve as key personnel, advisors, managers and sponsors or co-sponsors to some or all of 13 other programs affiliated with the Sponsor, including Griffin Capital Essential Asset REIT, Inc. ("GCEAR"), Griffin-American Healthcare REIT III, Inc. ("GAHR III"), and Griffin-American Healthcare REIT IV, Inc. ("GAHR IV"), all of which are publicly-registered, non-traded real estate investment trusts, and Griffin Institutional Access Real Estate Fund ("GIA Real Estate Fund") and Griffin Institutional Access Credit Fund ("GIA Credit Fund"), both of which are non-diversified, closed-end management investment companies that are operated as interval funds under the Investment Company Act of 1940 (the "1940 Act"). Because these persons have competing demands on their time and resources, they may have conflicts of interest in allocating their time between the Company’s business and these other activities.
Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if certain investment opportunities should be recommended to the Company or another program sponsored or co-sponsored by the Sponsor; and (3) influence of the fee structure under the Advisory Agreement and distribution structure of the operating partnership agreement that could result in actions not necessarily in the long-term best interest of the stockholders. The board of directors has adopted the Sponsor’s acquisition allocation policy as to the allocation of acquisition opportunities among the Company and GCEAR, which is as follows:
The Sponsor will allocate potential investment opportunities to GCEAR and the Company based on the following factors:

•	the investment objectives of each program;

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

•	the amount of funds available to each program;

•	the financial impact of the acquisition on each program, including each program’s earnings and distribution ratios;

•	various strategic considerations that may impact the value of the investment to each program;

•	the effect of the acquisition on concentration/diversification of each program’s investments; and

•	the income tax effects of the purchase to each program.
In the event all acquisition allocation factors have been exhausted and an investment opportunity remains equally suitable for GCEAR and the Company, the Sponsor will offer the investment opportunity to the REIT that has had the longest period of time elapse since it was offered an investment opportunity.
If the Sponsor no longer sponsors GCEAR, then, in the event that an investment opportunity becomes available that is suitable, under all of the factors considered by the Advisor, for both the Company and one or more other entities affiliated with the Sponsor, the Sponsor has agreed to present such investment opportunities to the Company first, prior to presenting such opportunities to any other programs sponsored by or affiliated with the Sponsor. In determining whether or not an investment opportunity is suitable for more than one program, the Advisor, subject to approval by the board of directors, shall examine, among others, the following factors:

•	anticipated cash flow of the property to be acquired and the cash requirements of each program;

•	effect of the acquisition on diversification of each program’s investments;

•	policy of each program relating to leverage of properties;

•	income tax effects of the purchase to each program;

•	size of the investment;

•	no significant increase in the cost of financing; and

•	amount of funds available to each program and the length of time such funds have been available for investment.
Economic Dependency
The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company's shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other resources.
11. Commitments and Contingencies
Litigation
From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
12. Declaration of Distributions
During the quarter ended September 30, 2017, the Company paid cash distributions in the amount of $0.0015068493 per day per share per Class A share, Class AA share and Class AAA share on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from July 1, 2017 through September 30, 2017.
The Company approved stock distributions in the amount of 0.000013699 Class A shares, Class AA shares or Class AAA shares per day per share payable to stockholders of record at the close of business on each day during the period from July 1, 2017 through September 20, 2017. Such distributions were paid on a monthly basis, on or about the first day of the month, for the month then-ended.

GRIFFIN CAPITAL ESSENTIAL ASSET REIT II, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2017
(unaudited)

On September 8, 2017, the Company's board of directors declared cash distributions in the amount of $0.0015068493 per day per share per Class T share, Class S share, Class D share, Class I share, Class A share, Class AA share, and Class AAA on the outstanding shares of common stock payable to stockholders of record at the close of business on each day during the period from September 20, 2017 through December 31, 2017. Such distributions payable to each stockholder of record will be paid on such date after the end of such period as the Company's Chief Executive Officer may determine.
13. Subsequent Events
Offering Status
As of November 10, 2017, the Company had issued 4,046,185 of the Company’s common stock pursuant to the DRP for approximately $38.2 million.